QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

BY AND AMONG

BDM INTERNATIONAL, INC.,

TRW INTEGRATED SUPPLY CHAIN SOLUTIONS GMBH,

TRW INTEGRATED SUPPLY CHAIN SOLUTIONS, INC.

AND

TRW INC.

ON THE ONE HAND

AND

PISTACH EMEA HOLDINGS, B.V.

AND

QAD INC.

ON THE OTHER HAND

Dated as of November 12, 2002

i

4.17	Employees, Etc.	20
4.18	Employee Benefit and Compensation Plans	21
4.19	Products and Services	21
4.20	Product Liability	22
4.21	Insurance	22
4.22	Assumed Contracts	22
4.23	Capitalization	22
4.24	Subsidiaries	22
4.25	Corporate Documents	22
4.26	Accounting Controls	23
4.27	Accounts Receivable	23
4.28	Exclusive Warranties and Representations	23
4.29	Transfer of TRW Germany Shares	23
4.30	Accounts	23
4.31	Intercompany Issues	23
4.32	Working Capital	23
4.33	Netherlands Lease	23
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE BUYER AND QAD	24
5.1	Organization of Buyer	24
5.2	Authorization	24
5.3	Brokers	24
5.4	No Conflict or Violation	24
5.5	Consents and Approvals	24
5.6	Litigation, Proceedings and Applicable Law	24
5.7	Exclusive Warranties and Representations	24
ARTICLE VI	CERTAIN COVENANTS	25
6.1	Covenants of Both Parties	25
6.2	Sellers' Covenants	25
6.3	Customer Support	25
6.4	Employment Matters	25
6.5	Sellers' Agent	27
6.6	Tax Items for Acquired Entity	27
6.7	Lease Deposit	28
6.8	D&O Insurance	28
ARTICLE VII	SPECIAL TRANSITION COVENANTS	29
7.1	Assignment of Assumed Contracts	29
7.2	Trademark	29
7.3	Supplier Agreements	29
7.4	Insurance	30
7.5	Transition Services	30
7.6	Joint Marketing Efforts	30
7.7	Assistance with Audits, Financial Statements and Tax Returns	30
7.8	Delivery of Assets	30
7.9	2001 Financial Statements	30

ii

ARTICLE VIII	CONDITIONS TO THE SELLERS' OBLIGATIONS	31
8.1	Representations, Warranties and Covenants	31
8.2	No Governmental Proceedings or Litigation	31
8.3	Corporate Documents	31
8.4	Ancillary Agreements	31
8.5	Compliance Certificate	31
8.6	Acquired Rights Directive	31
ARTICLE IX	CONDITIONS TO BUYER'S OBLIGATIONS	31
9.1	Representations, Warranties and Covenants	31
9.2	Consents	31
9.3	No Governmental Proceedings or Litigation	31
9.4	Corporate Documents	32
9.5	No Material Adverse Change	32
9.6	Ancillary Agreements	32
9.7	Compliance Certificate	32
9.8	Acquired Rights Directive	32
9.9	Intercompany Issues	32
9.10	Letters of Resignation	32
9.11	TRW France Shareholders	32
ARTICLE X	ACTIONS BY PARTIES AFTER THE CLOSING	32
10.1	Books and Records	32
10.2	Indemnification	32
10.3	Arbitration	36
10.4	Termination and Mutual Release	36
10.5	Taxes	37
10.6	Post Closing Approval	37
ARTICLE XI	MISCELLANEOUS	37
11.1	Termination	37
11.2	Assignment	37
11.3	Notices	38
11.4	Choice of Law	38
11.5	Entire Agreement; Amendments and Waivers	38
11.6	Expenses	39
11.7	Invalidity	39
11.8	Titles	39
11.9	Publicity	39
11.10	Confidential Information	39
11.11	Counterparts	40
11.12	Joint and Several Obligations	40

iii

STOCK AND ASSET PURCHASE AGREEMENT

        This Stock and Asset Purchase Agreement (the "Agreement") is made and entered into as of November 12, 2002, by and among BDM INTERNATIONAL, INC., a Delaware corporation (the "Entity Seller"), each of its Affiliates listed on Exhibit A hereto (the "Asset Sellers" and, together with the Entity Seller, each a "Seller" and, collectively, the "Sellers") and TRW INC., an Ohio corporation ("TRW"), on the one hand, and PISTACH EMEA HOLDINGS, B.V., a Dutch registered trading company, or its designees (the "Buyer") and QAD INC., a Delaware corporation ("QAD"), on the other hand.

RECITALS

        A.    The Sellers and the Acquired Entities, pursuant to the QAD Distributor Agreement and the QAD License Agreement (as such terms are defined below) operate a business, largely in Europe and the United States, that is primarily focused around systems installation, integration and services in connection with the MFG/PRO Software owned and licensed by QAD and other QAD related goods and services, including all business conducted by the Acquired Entities and the business conducted by the Sellers under the brand TRW Integrated Supply Chain Solutions, limited other software related business in Europe (excluding the MES Business) and a small component of QAD-related business through an Austrian Affiliate (collectively, the "Business").

        B.    The Buyer desires to purchase from the Sellers and the Acquired Entities, and the Sellers and the Acquired Entities desire to sell to the Buyer, the Business, and, in connection therewith, the parties desire to terminate the QAD Distributor Agreement and the QAD License Agreement.

        C.    The Sellers and the Acquired Entities conduct the Business primarily through sixteen (16) entities (consisting of the Acquired Entities and the Asset Sellers).

        D.    To effectuate the purchase of the Business, the Sellers and the Buyer have determined that the Buyer shall (i) purchase the outstanding shares of capital stock of the Acquired Entities, (ii) purchase certain assets of the Asset Sellers relating to the Business and (iii) assume certain liabilities of the Asset Sellers relating to the Business.

        E.    BDM UK, one of the Acquired Entities, is a direct wholly owned subsidiary of the Entity Seller, and each of the other Acquired Entities is a direct or indirect wholly owned subsidiary of BDM UK.

        F.    To effectuate the purchase of the outstanding shares of capital stock of the Acquired Entities, the Buyer desires to purchase from the Entity Seller, and the Entity Seller desires to sell and transfer to the Buyer, (i) the TRW France Shares (consisting of all of the issued and outstanding shares of capital stock of TRW France), (ii) the TRW UK Shares (consisting of all of the issued and outstanding shares of capital stock of TRW UK), and (iii) the Shares (consisting of all of the issued and outstanding shares of capital stock of BDM UK, the parent company of the other Acquired Entities). With respect to the TRW France Shares and the TRW UK Shares, the Buyer and the Sellers each desire to effect such transfer indirectly through their respective appropriate subsidiaries or Affiliates.

        G.    To effectuate the purchase of certain assets and the assumption of the assets and liabilities of the Business not held by the Acquired Entities, (i) the Asset Sellers desire to sell to the Buyer, and the Buyer desires to purchase from the Asset Sellers, the assets of the Asset Sellers relating to the Business, and (ii) the Buyer desires to assume, and the Asset Sellers desire to assign, certain liabilities of the Asset Sellers relating to the Business. With respect to TRW Germany such purchase will be effective November 18, 2002 (excluding the MES Business).

AGREEMENT

        In consideration of the above Recitals and the representations, warranties and covenants contained herein, the adequacy of which is hereby acknowledged, the Sellers, TRW, the Buyer and QAD mutually agree as follows:

ARTICLE I

Definitions

        1.1    Defined Terms.    As used herein, the terms below shall have the following meanings:

        "Accounts Receivable" shall mean the amount due to any of the Acquired Entities, or any of the Asset Sellers relating to the Business, from any third party, including a customer under an Assumed Contract.

        "Acquired Entities" shall mean BDM UK, and each of its thirteen (13) wholly-owned subsidiaries listed on Exhibit B hereto.

        "Acquired Rights Directive" shall mean the Acquired Rights Directive 77/187/EEC (as may have been amended) as implemented by each European Community Member State by national legislation.

        "Action" shall mean any action, claim, suit, arbitration, inquiry, subpoena, discovery request, proceeding or investigation by or before any court or grand jury, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal related to, arising out of, or resulting from (i) the operation of the Business, (ii) the Assets, (iii) the Assumed Contracts, (iv) the Assumed Liabilities, (v) any other matter relating to the Acquired Entities or the Asset Sellers.

        "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person and any member, general partner, director, officer or employee of such Person. For purposes of this definition of Affiliate, "control" shall mean the power of one or more Persons to direct the affairs of the Person controlled by reason of ownership of voting stock, contract or otherwise.

        "Agreement" or "this Agreement" shall mean this instrument and all of the Schedules and Exhibits hereto, as originally executed and delivered, or, if amended or supplemented, as so amended or supplemented.

        "Ancillary Agreements" shall mean the Non-Compete Agreement in substantially the form attached hereto as Exhibit C, the Assignment and Assumption Agreements in substantially the form attached hereto as Exhibit D, the Bill of Sale in substantially the form attached hereto as Exhibit E, and the Consents to Assignment in substantially the form attached as Exhibit H or as may otherwise be agreed by the parties, and the Intellectual Property Assignments.

        "Assets" shall mean all of the properties, assets, rights of any kind and goodwill owned by the Asset Sellers or Affiliates of the Asset Sellers or in which the Asset Sellers or such Affiliates have any interest (other than the Excluded Assets) constituting, used primarily or exclusively in or required for the operation of the Business as presently conducted and as planned to be conducted by the Sellers and such Affiliates, in each case including the Recovery Rights, the Inventory, the Personal Property, the Intangibles, the Books and Records, the Intellectual Property and the Permits of the Asset Sellers.

        "Assumed Contracts" shall mean any and all Contracts of the Acquired Entities including those set forth on Schedule 1.1(a) and the Contracts of the Asset Sellers to be assumed by Buyer as listed on Schedule 1.1(a) in addition to ongoing reasonable work and certain additional Contracts that relate to the Business under other Affiliates, as listed on Schedule 1.1(a).

        "Assumed Liabilities" shall mean the liabilities of the Asset Sellers to be assumed by the Buyer listed on Schedule 1.1(b) and the liabilities of the Asset Sellers under Assumed Contracts and any and all liabilities of the Acquired Entities and no other liabilities of any kind or nature; provided, however, that in no event shall the Assumed Liabilities include the Excluded Liabilities.

        "Audited Financial Statements" shall mean the audited financial statements and accompanying notes of each of the Acquired Entities and the Asset Sellers (individually and on a consolidated basis with TRW Germany) as of and for the years ended December 31, 1999, 2000 and 2001.

        "BDM Holdings" shall mean BDM Largotim Holdings Ltd., a United Kingdom registered holding and management company.

        "BDM US" shall mean BDM International, Inc., a Delaware corporation previously known as BDM Largotim US, Inc.

        "BDM UK" shall mean BDM UK Limited, a United Kingdom registered trading company.

        "Books and Records" shall mean all records (or true and complete copies thereof), including computerized books and records owned, or used, by the Sellers or the Acquired Entities that relate primarily or exclusively to the Business and such additional records as may be reasonably necessary for the continued operation of the Business following the Closing, including engineering information, sales and promotional literature, manuals and data, lists of customers and suppliers, all such books and records relating to the purchase of materials, supplies and services for the Business, and any files relating to any Action in respect of any Assumed Liability, and specifically including documents related to the Acquired Entities such as board and shareholder minute and stock books. Subject to compliance with Section 11.10, Sellers may retain copies of any Books and Records that it may need for historic or legal purposes.

        "Consents to Assignment" shall mean the consents to assignment or novation of contract (in substantially the form attached as Exhibit H) pursuant to which the contractual counter parties to each of the Assumed Contracts consents to the assignment of the Assumed Contracts by the Asset Sellers to the Buyer or the Buyer's designees pursuant to this Agreement.

        "Contracts" shall mean any and all contracts, agreements, arrangements, purchase orders, sales orders, leases, mortgages, bonds, notes and other instruments and obligations, whether or not in writing.

        "Damages" shall mean any and all costs, losses, damages, diminution in value, liabilities, demands, claims, suits, actions, judgments, causes of action, assessments or expenses, including interest, penalties, fines and attorneys' fees incident thereto, incurred in connection with any Claim, and any and all expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any Claim whatsoever, and any and all amounts paid in settlement of any Claim or litigation.

        "Encumbrance" shall mean any claim, lien, pledge, option, charge, easement, security interest, right-of-way, restrictions or other encumbrance of any kind.

        "Financial Statements" shall mean the Audited Financial Statements and the Unaudited Financial Statements.

        "GAAP" shall mean generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting profession), or in such other statements by such entity as may be in general use by significant segments of the U.S.

accounting profession, which are applicable to the facts and circumstances on the date of determination.

        "German Assets" shall mean the Assets of TRW Germany.

        "German Assumed Contracts" shall mean the Assumed Contracts of TRW Germany effective November 18, 2002.

        "German Assumed Liabilities" shall mean the Assumed Liabilities that are liabilities of TRW Germany effective November 18, 2002.

        "Intangibles" shall mean all Intellectual Property and goodwill owned by or associated with the Acquired Entities, the Asset Sellers (other than those related to the MES Business), the Business or the Assets, together with the right to represent to third parties that the Buyer is the successor to the Business.

        "Intellectual Property" shall mean all copyrights, copyright registrations, proprietary processes, trade secrets, license rights, specifications, technical manuals and data, drawings, inventions, designs, patents, patent applications, tradenames, trademarks, service marks, product information, technical data, know-how and development work-in-progress, customer lists, software, business and marketing plans and other intellectual or intangible property owned, licensed or used by the Acquired Entities (or, as it relates to the Business, by the Asset Sellers or their Affiliates), whether pending, applied for or issued, whether filed in the United States, or in other countries, including the items listed in Schedule 4.7(a) and 4.7(b) (and without in any way limiting the foregoing, including AIM Warehousing, PROCON configurator, ROCCA, T-Link, mobile business products and other products or software relating to Buyer's software products), together with all associated goodwill, and all things authored, discovered, developed, made, perfected, improved, designed, engineered, acquired, produced, conceived or first reduced to practice by any of the Acquired Entities or any of their respective employees or agents (or, as it relates to the Business, by any of the Asset Sellers or their Affiliates), in any stage of development, including modifications, enhancements, designs, concepts, techniques, methods, ideas, flow charts, coding sheets, notes and all other information; and any and all design and code documentation, methodologies, processes, trade secrets, copyrights, design information, product information, technology, formulae, routines, engineering specifications, technical manuals and data, drawings, inventions, know-how, techniques, engineering work papers, and notes, development work-in-process, computer software programs, data and associated licenses and other proprietary information and materials of any kind owned, licensed or used by the Acquired Entities (or, as it relates to the Business, by any of the Asset Sellers or their Affiliates).

        "Inventory" shall mean all raw materials, work-in-process, finished goods, supplies and other inventories of the Acquired Entities (or of the Asset Sellers or Affiliates of the Asset Sellers, relating to the Business).

        "Legal Requirements" shall mean any and all applicable (i) international, foreign, federal, state and local laws, ordinances and regulations and (ii) judgments, orders, writs, injunctions and decrees.

        "Management Reporting Statements" shall mean the management information of the Business, including prospect and potential revenue information.

        "Material Adverse Change" shall mean a materially adverse change in the condition (financial or otherwise), assets, liabilities, reserves, earnings, business or prospects of any of the Acquired Entities, any of the Asset Sellers or the Business.

        "MES Business" shall mean the business conducted by TRW Germany at its Dresden location that is unrelated to the Business, including all business related to its Manufacturing Execution Systems products and services business.

        "MFG/PRO Software" shall mean the generally available language version(s) of the software marketed by QAD under the "MFG/PRO" trademark, including the database definition, the object code and source code, related documentation and manuals and possible enhancements and modifications and the generally available new releases.

        "2001 Financial Statements" shall mean the financial statements and accompanying notes of each of the Acquired Entities and the Asset Sellers (individually and on a consolidated basis with TRW Germany) as of and for the year ended December 31, 2001.

        "Permits" shall mean all permits, authorizations, licenses, registrations, consents and approvals of any governmental entity or authority affecting or relating in any way to the Acquired Entities or the Asset Sellers (other than the MES Business) or the operation of the Business, including the items listed on Schedule 1.1(c).

        "Person" shall mean any person or entity, whether an individual, trustee, corporation, general partnership, limited partnership, trust, unincorporated organization, limited liability company or partnership, business association, firm, joint venture, governmental agency or authority or otherwise.

        "Personal Property" shall mean all tangible personal property and leases of and other interests in tangible personal property owned, licensed or held by the Acquired Entities or otherwise used in the operation of the Business (other than the MES Business), including the items listed on Schedule 1.1(d).

        "QAD Distributor Agreement" shall mean the Distributor Agreement dated as of November 17, 1998 by and between QAD and BDM Holdings.

        "QAD France" shall mean QAD France eurl, a French registered trading company.

        "QAD Germany" shall mean QAD Europe GmbH, a German registered trading company.

        "QAD License Agreement" shall mean the Amendment and Restatement to the QAD Agreement dated as of November 18, 1998 by and between QAD and BDM US.

        "QAD UK" shall mean QAD Europe Ltd., a United Kingdom registered trading company.

        "Recovery Rights" shall mean all of each Asset Seller's and Acquired Entity's (and of Affiliates of the Asset Sellers) rights, claims, credits, causes of action or rights of set-off against third parties relating to the Assets or the assets and properties of the Acquired Entities, including unliquidated rights under warranties.

        "Relevant Accounting Practices" shall mean the accounting practices as reflected in the Financial Statements, consistently applied in relevant jurisdictions for each Acquired Entity and Asset Seller.

        "Representative" shall mean, with respect to any Person, any officer, director, principal, attorney, employee or other agent of such Person.

        "Sellers' Disclosure Schedule" shall mean a schedule executed and delivered by TRW and the Sellers to the Buyer as of the date hereof, which sets forth the exceptions to the representations and warranties contained in Article IV hereof and certain other information called for by Article IV hereof and other provisions of this Agreement. The Sellers' Disclosure Schedule shall cross-reference to the particular Section within this Agreement to which the description relates and shall state any proposed exception with reasonable particularity.

        "Sellers' Agent" shall mean the Entity Seller.

        "Shares" shall mean 3 ordinary shares of GBP 1 each in the capital of BDM UK, constituting the entire issued share capital of BDM UK.

        "Tax" shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, environmental, customs duties, stamp duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

        "TRW France" shall mean TRW Integrated Supply Chain Solutions SA, a French registered trading company.

        "TRW France Shares" shall mean 239,666 shares of stock of TRW France, constituting all of the issued and outstanding shares of capital stock of TRW France.

        "TRW Germany" shall mean TRW Integrated Supply Chain Solutions GmbH, a German limited liability company.

        "TRW UK" shall mean TRW Integrated Supply Chain Solutions Ltd., a United Kingdom registered trading company.

        "TRW UK Shares" shall mean 100 ordinary shares of BGP 1 each of the capital of TRW UK, constituting the entire issued share capital of TRW UK.

        "TRW US" shall mean TRW Integrated Supply Chain Solutions, Inc., a New Jersey corporation.

        "Unaudited Financial Statements" shall mean the unconsolidated and unaudited financial statements of each of the Acquired Entities and Asset Sellers for the ten months ended October 31, 2002, in each case setting forth the financial condition and results of operations as of such dates and for such periods.

        "U.S. Assets" shall mean the Assets of TRW US and any of its Affiliates pertaining to the Business as conducted in the United States.

        "U.S. Assumed Contracts" shall mean the Assumed Contracts to which TRW US or any of its Affiliates is a party pertaining to the Business as conducted in the United States.

        "U.S. Assumed Liabilities" shall mean the Assumed Liabilities that are liabilities of TRW US and its Affiliates pertaining to the Business as conducted in the United States.

        1.2    Other Defined Terms; Accounting Determinations.

          (a)  The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Asset Sellers	Introductory Paragraph
Business	Recitals
Buyer	Introductory Paragraph
Claim	10.2(d)(i)
Claim Notice	10.2(d)(i)
Closing	3.1
Consent Period	7.1
Effective Time	3.1
Employees	4.17(b)
Employee Options	4.18(c)
Entity Seller	Introductory Paragraph
Excluded Assets	2.5
Excluded Liabilities	2.6
Indemnified Party	10.2(d)(i)
Indemnifying Party	10.2(d)(i)
Intellectual Property Assignments	3.2(b)(x)
Lease Deposit	4.33
NDA	10.4(a)
Notice Date	10.2(d)(iii)
Proprietary Information	11.10
Purchase Price	2.3(a)
QAD	Introductory Paragraph
Sellers	Introductory Paragraph
Services Agreement	6.4(e)
Third Party Claim	10.2(d)(i)
Threshold Claim	10.2(e)
TRW	Introductory Paragraph
TRW Automotive	10.4(a)
TRW Ltd.	6.4(e)
VAT	2.3(b)

          (b)  For purposes of this Agreement, (i) "including" shall mean "including, but not limited to," "including, without limitation," and other phrases of similar import and (ii) "hereof," "herein," and "hereunder," and words of similar import, refer to this Agreement as a whole (including the Exhibits and Schedules to this Agreement) and not to any particular Section or Article hereof.

          (c)  Except as otherwise expressly provided herein, all accounting terms used herein shall be interpreted, and all Financial Statements and Management Reporting Statements shall be prepared, and all financial calculations required to be made hereunder shall be made, in accordance with the Relevant Accounting Practices for the differing jurisdictions of the Acquired Entities and the Asset Sellers, consistently applied.

ARTICLE II

Purchase and Sale of Stock and Assets

        2.1    Transaction.    Pursuant to the terms and subject to the conditions of this Agreement, in exchange for the consideration set forth in Section 2.3 below, at the Closing:

          (a)  The Entity Seller shall sell, convey, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the Entity Seller, the Shares.

          (b)  The Entity Seller shall cause BDM Holdings, as the holder of all of the TRW UK Shares, to sell, convey, transfer, assign and deliver to QAD UK, and QAD shall cause QAD UK to purchase and acquire from BDM Holdings, the TRW UK Shares.

          (c)  The Entity Seller shall cause BDM Holdings and the other holders of TRW France Shares, as the holders of all of the TRW France Shares, to sell, convey, transfer, assign and deliver to QAD France, and QAD shall cause QAD France to purchase and acquire from BDM Holdings and the other holders of TRW France Shares, the TRW France Shares.

          (d)  The Asset Sellers shall sell, convey, transfer, assign and deliver to the Buyer or its designee, and the Buyer shall purchase from the Asset Sellers, the Assets and assume, without limitation, all obligations of the Asset Sellers with respect to the Assumed Liabilities effective for TRW Germany November 18, 2002.

        2.2    Buyer of U.S. and German Assets.    QAD and Buyer shall cause QAD Germany to be the acquiror of the German Assets and the assumer of the German Assumed Liabilities and the German Assumed Contracts, and QAD will be the acquiror of the U.S. Assets and the assumer of the U.S. Assumed Liabilities and the U.S. Assumed Contracts.

        2.3    Purchase Price.

          (a)  In consideration of the transfer of the Assets, the Shares, the TRW UK Shares and the TRW France Shares, the Buyer shall pay, or cause to be paid, to the order of Sellers a total purchase price of Five U.S. Dollars (U.S. $5.00) (the "Purchase Price") and assume the Assumed Liabilities.

          (b)  The Purchase Price is exclusive of sales tax or value added taxes ("VAT") if applicable to the purchase of the Assets. The parties shall use all reasonable endeavors to ensure that the sale of the Shares, the TRW UK Shares and the TRW France Shares, together with the sale of the Assets and assumption of the Assumed Liabilities is deemed to be a transfer of a business as a going concern for the purposes of the Value Added Tax Act of 1994, Sec. 49 and Schedule 4 paragraph 8(1)(a). If any sales tax or VAT shall be chargeable then the Buyer shall pay it within thirty (30) days of receipt of a valid sales tax or VAT invoice, provided that the Sellers shall remain liable to discharge all sales tax and VAT which is due or falls due in respect of trading of the Business before the Closing, unless disputed in good faith.

          (c)  The Purchase Price will be allocated as follows:

              (i)  U.S. $1.00 shall be paid on behalf of QAD Germany for the account of TRW Germany in consideration of the German Assets.

            (ii)  U.S. $1.00 shall be paid on behalf of QAD for the account of TRW US in consideration of the U.S. Assets.

            (iii)  U.S. $1.00 shall be paid on behalf of Buyer for the account of the Entity Seller in consideration of the Shares.

            (iv)  U.S. $1.00 shall be paid on behalf of QAD UK for the account of BDM Holdings in consideration of the TRW UK Shares.

            (v)  U.S. $1.00 shall be paid on behalf of QAD France for the account of BDM Holdings and the other holders of TRW France Shares in consideration of the TRW France Shares.

        2.4    Certain Expenses.

          (a)  Except as otherwise set forth herein, the Buyer shall not pay or be liable for any of the following fees, expenses, taxes or liabilities incurred by the Sellers, all of which shall be deemed to be Excluded Liabilities and borne and timely paid or caused to be paid by or for the account of the Sellers:

              (i)  the fees and expenses, if any, of any person retained by any Seller for brokerage, financial advisory or investment banking services or services as a finder rendered to such Seller in connection with the proposed sale of the Shares, the TRW UK Shares, the TRW France Shares, the Acquired Entities, the Assets or the Business, including the transactions contemplated by this Agreement;

            (ii)  the fees and expenses of legal counsel, auditors and accountants retained or employed by any Seller or Acquired Entity for services rendered to any Seller or Acquired Entity in connection with the proposed sale of the Shares, the TRW UK Shares, the TRW France Shares, the Acquired Entities or the Assets, including the transactions contemplated by this Agreement; and

            (iii)  any income, capital gains or other tax incurred by any Seller attributed to the receipt of all or a portion of the Purchase Price or otherwise as a result of the consummation of the transactions contemplated hereby.

          (b)  The Sellers agree that neither Buyer nor QAD nor any Acquired Entity shall pay or be responsible for paying any of the Excluded Liabilities described in Section 2.4(a), all of which shall be paid by the Sellers on behalf of the Acquired Entities. If the Buyer, QAD or any Acquired Entity shall pay any fee, expense, tax or liability described in subsection (a) above, the amount of such payments shall be reimbursed promptly by the Sellers upon demand, provided Sellers' Agent has been notified of such payment and the Sellers do not object within five (5) days of receipt of such notice. Any such objection shall be resolved in accordance with the dispute resolution procedures set forth in Section 10.3.

          (c)  Except as otherwise set forth herein, the Sellers shall not pay or be liable for any of the following fees, expenses, taxes or liabilities incurred by the Buyer, all of which shall be borne and timely paid or caused to be paid by or for the account of the Buyer:

              (i)  the fees and expenses, if any, of any person retained by the Buyer for brokerage, financial advisory or investment banking services or services as a finder rendered to the Buyer in connection with the proposed purchase of the Shares, the TRW UK Shares, the TRW France Shares, the Acquired Entities, the Assets or the Business, including the transactions contemplated by this Agreement;

            (ii)  the fees and expenses of legal counsel, auditors and accountants retained or employed by the Buyer for services rendered to the Buyer in connection with the purchase of the Shares, the TRW UK Shares, the TRW France Shares, the Acquired Entities or the Assets, including the transactions contemplated by this Agreement; provided, however, that the Sellers shall pay or reimburse the fees and expenses arising out of or relating to the preparation of financial statements, Tax returns, audits and transitionary matters as set forth in Sections 7.5, 7.6 and 7.7; and

            (iii)  the Buyer will pay any Stamp Tax incurred by the Buyer as a result of the purchase of the Shares the TRW UK Shares, the TRW France Shares, and the Assets.

        2.5    Excluded Assets.    For purposes hereof, the term "Excluded Assets" means, other than as set forth in Section 7.2, the names, trade names, domain names, trademarks and service marks "TRW," "BDM," and related logos and related trademarks and service marks, domain names and trade names incorporating "TRW" or "BDM" or the stylized "TRW" logo or "BDM" and any assets of the MES Business. The Buyer shall promptly notify customers after the Closing that the Buyer and its Affiliates have acquired the Business. The intercompany license agreement for the TRW trademark shall not transfer and shall terminate as of the Effective Time.

        2.6    Excluded Liabilities.    Notwithstanding any provision in this Agreement or any of the Ancillary Agreements to the contrary, the Buyer is assuming only the Assumed Liabilities and is not assuming any other liability of the Asset Sellers (or any predecessor owner or Affiliate of all or part of the business and assets of any Asset Seller) of whatever nature, whether presently in existence or arising hereafter. All such other liabilities shall, prior to Closing, be retained by and remain liabilities of the Asset Sellers, and Sellers shall pay such liabilities as and when they become due (all such liabilities not being assumed by the Buyer being herein referred to as the "Excluded Liabilities"). The Excluded Liabilities shall also include the following liabilities:

          (a)  those set forth under Section 2.4(a);

          (b)  any intercompany debt, liabilities, fees, charges, or allocations of overhead between or among any of the Sellers or the Acquired Entities or any of their Affiliates and any and all related expenses, liabilities, penalties and the like, whether for Taxes or otherwise; and

          (c)  any liabilities of the MES Business.

        2.7    Additional Asset Sellers.    In the event that any properties, rights or assets constituting, used in or required for the operation of the Business are held by any Affiliate of any Seller or Acquired Entity (other than the Asset Sellers and the Acquired Entities) at or following the Closing, the Sellers shall promptly notify the Buyer and shall cause such Affiliate holding such properties, rights or assets to assign all right, title and interest therein to the Buyer or the Buyer's designee effective as of the Closing, and at all times after the Closing to take all action reasonably requested by the Buyer to vest and evidence the Buyer's or the Buyer's designee's ownership of such properties, rights or assets.

ARTICLE III

Closing

        3.1    Closing.    The closing of the transactions contemplated herein (the "Closing") shall be held simultaneously with the execution and delivery of this Agreement. The execution and delivery of this Agreement shall be effective at such time as the conditions in Article VIII and Article IX have been satisfied or waived, as the case may be. The Closing shall be effective as of 12:01 a.m. (California time) on the day (whether or not a business day) of the Closing (the "Effective Time"). Results of operations of the Acquired Entities and the portion of the Business comprised of the Assets, subject to the Assumed Liabilities, through the accounting period at 11:59 p.m. (California time) on the day before the Closing (whether or not a business day) shall be included in the consolidated results of operations of the Sellers; and, after such time, operations of the Acquired Entities and such portion of the Business shall be conducted and the results thereof shall be for the account of the Buyer.

        3.2    Deliveries at Closing.    At the Closing, the following items shall be delivered by the parties:

          (a)    By Buyer.    The Buyer shall deliver to the Sellers:

              (i)  the Purchase Price in accordance with Section 2.3(a) and the amount set forth in the Non-Compete Agreement in substantially the form attached hereto as Exhibit C, to the account of TRW by wire transfer of immediately available funds, as follows:                              , ABA Routing No.                     , Account Name:                 , Account No.                     ;

            (ii)  the certificates described in Sections 8.3 and 8.5;

            (iii)  the executed counterpart of each Ancillary Agreement signed by the Buyer where the Buyer is a party to such Ancillary Agreement;

            (iv)  an executed counterpart of each Ancillary Agreement to which an Affiliate or other designee of the Buyer is a party in accordance with this Agreement and the Buyer Delivery Schedule; and

            (v)  such other documents and instruments as are reasonably necessary to consummate the transactions contemplated hereby and by the Ancillary Agreements.

          (b)    By Sellers.    The Sellers shall deliver to the Buyer:

              (i)  a transfer in respect of the Shares duly executed and completed in favor of the Buyer together with all share certificates in respect of the Shares and the shares in all the Acquired Entities (or an indemnity from TRW and the Sellers in respect of any missing share certificate);

            (ii)  a transfer in respect of the TRW UK shares duly executed and completed in favor of QAD UK;

            (iii)  the Stock Transfer Certificates ("ordre de mourement") of the TRW France Shares in connection with the transfer by all shareholders of TRW France of the TRW France Shares to QAD France;

            (iv)  one or more Bills of Sale, in substantially the form attached as Exhibit E (and as may be necessary in accordance with the Buyer Delivery Schedule), all of which together shall relate to the transfer of all of the Assets;

            (v)  one or more Assignment and Assumption Agreements in substantially the form attached as Exhibit D (and as may be necessary in accordance with this Agreement and the Buyer Delivery Schedule), all of which together shall relate to the assignment and assumption of all of the Assumed Contracts and Assumed Liabilities of the Asset Sellers;

            (vi)  the certificates described in Sections 9.4 and 9.7;

          (vii)  executed counterparts of all Consents to Assignment to the extent available at Closing;

          (viii)  executed counterparts of each other Ancillary Agreement;

            (ix)  appropriate evidence of the consent of any necessary third parties and/or governmental authorities to the transfer and assignment to the Buyer of the Assumed Contracts of the Asset Sellers and Permits or other third party consents identified on Schedule 9.2, in each case, in form and substance reasonably satisfactory to the Buyer;

            (x)  such other documents and instruments as are reasonably necessary to consummate the transactions contemplated hereby and by the Ancillary Agreements, including such intellectual property assignments in form and substance satisfactory to the Buyer as may be reasonably requested by the Buyer (the "Intellectual Property Assignments");

            (xi)  written letters of resignation from each appropriate board director of each of the Acquired Entities as set forth in Section 9.10; and

          (xii)  copies of the Books and Records, which Buyer shall receive by their occupancy of the leases of the Acquired Entities and the lease at Julich and space in Munich leased by TRW Germany. The U.S. Books and Records have previously been delivered to Buyer.

        3.3    Consents to Assignment.    Anything in this Agreement or any Ancillary Agreement to the contrary notwithstanding, neither this Agreement nor any Ancillary Agreement shall constitute an agreement to assign any Contract of any Asset Seller, or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the respective rights of the Buyer or any Seller thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that the Buyer would not receive all such rights, the Sellers will cooperate with the Buyer, in all reasonable respects, to provide to the Buyer the benefits under any such Contract including enforcement for the benefit of the Buyer of any and all rights of the Sellers against a third party thereto arising out of the breach or cancellation by such third party or otherwise; and any transfer or assignment to the Buyer of any property or property rights or any Contract of any Asset Seller which shall require the consent or approval of any third party shall be made subject to such consent or approval being obtained.

        3.4    Further Assurances; Post-Closing Cooperation.    At any time or from time to time after the Closing, at the Buyer's request and without further consideration, the Sellers shall execute and deliver to the Buyer such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as the Buyer may reasonably deem necessary or desirable in order more effectively to transfer, convey and assign to the Buyer the Assets, the Shares, the TRW UK Shares and the TRW France Shares.

ARTICLE IV

Representations and Warranties of the Sellers and TRW

        Except as described in the Sellers' Disclosure Schedule, attached hereto as Exhibit G and on the identified Schedule, delivered by the Sellers to the Buyer, each Seller and TRW jointly and severally represent and warrant to the Buyer and QAD as of the Effective Time that:

        4.1    Organization.    Each Seller and Acquired Entity is a corporation duly organized, validly existing under the laws of its respective jurisdiction of organization as designated on Exhibit A or Exhibit B or in the introductory paragraph to this Agreement and has full corporate power and authority to own, lease and operate its properties and to carry on and conduct its business, including the Business, as it is now being conducted. TRW US is in good standing in the State of New Jersey, and no charter of any other Seller or Acquired Entity has been suspended or forfeited, or is subject to any pending proceedings for suspension or forfeiture, including due to any matters relating to Taxes or failure to make any filings required under Legal Requirements. Each Seller and Acquired Entity is duly qualified to transact business in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties. Schedule 4.1 sets forth the jurisdictions in which each Acquired Entity is qualified to transact business.

        4.2    Authorization.    Each Seller has all necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement and each Ancillary Agreement to which it is a party, to consummate the transactions contemplated hereby and thereby, and to perform its obligations hereunder and thereunder. Each of the Sellers and TRW has duly executed and delivered this

Agreement and each Ancillary Agreement to which it is a party, and each of this Agreement and each such Ancillary Agreement is a valid and binding obligation, enforceable against such Seller or TRW, as the case may be, in accordance with its respective terms subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and limitations imposed by equitable principles, whether considered in a proceeding at law or in equity and the discretion of the court before which any proceeding therefore may be brought. The Board of Directors and shareholders of each Seller have unanimously approved this Agreement and the transactions contemplated hereby to the extent required under Legal Requirements.

        4.3    Brokers.    All negotiations relating to this Agreement and the transactions contemplated hereby have been conducted without the intervention of any person or entity acting on behalf of any Seller or Acquired Entity in such a manner as to give rise to any valid claim against the Buyer for any broker's or finder's commission, fee or similar compensation.

        4.4    Litigation, Proceedings and Applicable Law.    There are no Actions pending or, to the knowledge of Sellers and TRW, threatened (a) against any Seller or Acquired Entity which, if determined adversely against any Seller or Acquired Entity, would materially adversely affect any such Seller or Acquired Entity or the Assets or the Business, or cause any change in the current equity ownership of any Acquired Entity, or (b) seeking to delay or enjoin the consummation of the transactions contemplated hereby, nor, to the knowledge of Sellers and TRW, is there any basis for any of the foregoing. There are no outstanding orders, decrees or stipulations issued by any federal, state, local, international or foreign, judicial or administrative authority in any proceeding to which any Seller is or was a party relating to any Acquired Entity, the Assets or the Business. There is no Action by any Acquired Entity, or otherwise relating to the Business.

        4.5    No Conflict or Violation.    No Seller or Acquired Entity is in material violation or default of any provisions of its charter documents. Neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated hereby or thereby (including the transfer of the Shares, the TRW UK Shares, the TRW France Shares and the Assets) will result in (i) a material violation of or a conflict with any provision of the charter documents of any Seller or Acquired Entity, (ii) a material breach or termination of, or a material default under, any term or provision of any Assumed Contract or any Contract of any Acquired Entity, or an event which, with notice, lapse of time, or both, would result in any such material breach, termination or default, or (iii) a material violation by any Seller or Acquired Entity of any Legal Requirement or an event which with notice, lapse of time or both, would result in such a material violation. No consent, approval, order or authorization of, or registration, declaration or filing with, any court administrative agency or commission or other governmental authority or instrumentality is required by or with respect to any Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

        4.6    Consents and Approvals.    Except for those consents and filings listed on Schedule 9.2, no consent, waiver, approval or authorization of or by, or declaration, filing or registration with, any governmental or regulatory authority is required to be made or obtained by any Seller or Acquired Entity in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

        4.7    Intellectual Property.

          (a)  Each Seller and Acquired Entity either (i) owns, or (ii) is licensed to use or (iii) is otherwise entitled to exercise pursuant to the terms of a license or other similar agreement identified on Schedule 4.7(a), all rights to all Intellectual Property used by it to deliver licenses and services to customers in the Business as currently conducted or proposed to be conducted without any conflict or infringement of the rights of others. In addition, each Asset Seller and Acquired Entity has taken reasonable and practicable steps to maintain the secrecy and confidentiality of and its proprietary rights in, all Intellectual Property.

          (b)  To their knowledge, other than the Intellectual Property of 4.7(a), each Seller and Acquired Entity either (i) owns, or (ii) is licensed to use or (iii) is otherwise entitled to exercise pursuant to the terms of a license or other similar agreement identified on Schedule 4.7(b), all rights to all Intellectual Property used by it in the Business as currently conducted or proposed to be conducted without any conflict or infringement of the rights of others. In addition, each Asset Seller and Acquired Entity has taken reasonable and practicable steps to maintain the secrecy and confidentiality of and its proprietary rights in, all Intellectual Property.

          (c)  Schedule 4.7 lists (i) all patents and patent applications and all registered copyrights, trade names, trademarks, service marks and other company, product or service identifiers included in the Intellectual Property, and specifies the jurisdictions in which each such Intellectual Property has been registered, including the respective registration numbers; (ii) other than nonexclusive end user licenses entered into in the ordinary course of business, all licenses, sublicenses and other agreements to which any Asset Seller or Acquired Entity is a party and pursuant to which any Asset Seller or Acquired Entity or any other person is authorized to use any Intellectual Property; and (iii) all licenses to which any Acquired Entity is a party, or that otherwise relate to the Business, under which any Asset Seller or Acquired Entity is or may be obligated to make royalty or other payments. Copies of all licenses, sublicenses, and other agreements identified pursuant to clauses (ii) and (iii) above have been delivered by the Sellers to the Buyer.

          (d)  No Asset Seller or Acquired Entity is in violation in any material respect of any license, sublicense or agreement for Intellectual Property including those described in Schedule 4.7. As a result of the execution and delivery of this Agreement or any Ancillary Agreement or the performance of any Seller's obligations hereunder or thereunder, no Seller or Acquired Entity will be in violation in any material respect of any license, sublicense or agreement for Intellectual Property including those described in Schedule 4.7, or lose or in any way impair any rights pursuant thereto.

          (e)  No claims with respect to the Intellectual Property have been asserted to any Seller or Acquired Entity or, to the knowledge of Sellers and TRW, are threatened by any Person, and no Seller or Acquired Entity knows of any such claims.

          (f)    To the knowledge of Sellers and TRW, there has not been and there is not now any unauthorized use, infringement or misappropriation of any of the Intellectual Property by any third party, including any service provider of any Seller or Acquired Entity or any of their respective Affiliates. No Asset Seller or Acquired Entity or any of their respective Affiliates has been sued or charged as a defendant in any Action that involves a claim of infringement of any patents, trademarks, service marks, copyrights or other intellectual property rights. To their knowledge, no Acquired Entity has any infringement liability with respect to any patent, trademark, service mark, copyright or other intellectual property right of another, and no Asset Seller or any Affiliate of any Seller or any Acquired Entity has any infringement liability due to its conduct of the Business with respect to any patent, trademark, service mark, copyright or other intellectual property right of another.

          (g)  To the knowledge of Sellers and TRW, no Intellectual Property is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any material manner the licensing thereof by any Seller or Acquired Entity (except for third party software or technology intended solely for internal use). To their knowledge, no Seller or Acquired Entity has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, except in the ordinary course of business. To their knowledge, no Seller or Acquired Entity has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Intellectual Property.

          (h)  Schedule 4.7(a) and 4.7(b) identifies the arrangements between any Seller or Acquired Entity and any third party to use, license, sublicense, sell or distribute any Intellectual Property or any products of any Acquired Entity or any products of any Asset Seller sold or distributed in connection with the Business.

        4.8    Financial Information.    Each Seller and Acquired Entity has delivered to the Buyer the Audited Financial Statements, the Unaudited Financial Statements and the monthly Management Reporting Statements for the Business reformulated to include only the Business, up to and including October 31, 2002, as included on Schedule 4.8, as well as the 2001 Financial Statements in draft unaudited form. The consolidated Financial Statements and the audited 2001 Financial Statements have been prepared in accordance with GAAP consistently applied for all periods presented, and the Financial Statements and the October Financial Statements relating to each individual Asset Seller and Acquired Entity have been prepared in accordance with Relevant Accounting Practices for the jurisdiction of such Asset Seller or Acquired Entity. The Financial Statements and the audited 2001 Financial Statements fairly present the financial condition and operating results of each Asset Seller and Acquired Entity (or of the Business, as the case may be), as applicable, as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Except as set forth in the Financial Statements, none of the Asset Sellers or Acquired Entities has any material liabilities, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to October 31, 2002 and (b) obligations under contracts and commitments incurred in the ordinary course of business and not required under GAAP or Relevant Accounting Practices, as the case may be, to be reflected in the Financial Statements, which, in both cases, individually or in the aggregate are not material to the financial condition or operating results of such Asset Seller or Acquired Entity, as applicable. The reformulated Management Reporting Statements have been prepared and updated on a monthly basis in a consistent and accurate manner and reflect the financial information used by the management of Sellers to operate the Acquired Entities, TRW Germany (except the MES Business) and the Business as of the date of its delivery to the Buyer. All revenue of the Acquired Entities and the Business has been recognized, in a consistent manner period-to-period and company-to-company, in accordance with a written revenue recognition policy that complies with GAAP and has been provided to the Buyer. All required statutory filings of financial statements or accounts or similar filings have been made in compliance with Legal Requirements for the last three years for the Acquired Entities and are accurate and complete, and copies of same have been provided to the Buyer. The audited 2001 Financial Statements, when delivered in accordance with Section 7.9, will not differ in any material respect from the draft unaudited 2001 Financial Statements included in Schedule 4.8.

        4.9    Absence of Certain Changes.    Since August 16, 2002, each Acquired Entity has operated, and each Seller has operated the Business, in the usual and ordinary course consistent with past practice. Without limiting the foregoing, during such period, each Asset Seller and Acquired Entity:

          (a)  has not created, incurred or assumed any obligation which adversely affects any Acquired Entity, the Business, the Assets or the Buyer's ability to conduct the Business or operate the Acquired Entities following the Closing in substantially the same manner and condition as conducted or operated by the Sellers on the date of this Agreement;

          (b)  has not increased the annual level of compensation of any employee, or increased the annual level of compensation of any person whose total compensation from the Sellers in the last preceding fiscal year exceeded Fifty Thousand Dollars ($50,000), or granted any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant, except in amounts in keeping with past practices by formulas or otherwise;

          (c)  has not increased, terminated, amended or otherwise modified any plan for the benefit of employees;

          (d)  has not redeployed employees (other than the employees listed in Schedule 4.9) to any Seller's businesses other than the Business;

          (e)  has maintained insurance coverage in amounts adequate to cover all reasonably anticipated risks as would be maintained by similarly situated subsidiaries of companies such as TRW (or, with respect to the Asset Sellers, reasonably anticipated risks of the Business);

          (f)    has not sold, disposed of or created, incurred or suffered to exist any Encumbrance upon, any of the Assets (or any assets or properties of any Acquired Entity) or licensed any Assets (or any assets or properties of any Acquired Entity) to any Person except for the sale of Inventory in the normal course of business consistent with past practice;

          (g)  has not entered into any agreements or commitments (or, with respect to the Asset Sellers, any agreements or commitments relating to the Business), except on commercially reasonable terms in the ordinary course;

          (h)  has complied in all material respects with all Legal Requirements (or, in the case of the Asset Sellers, all Legal Requirements applicable to the Business);

          (i)    has not entered into any agreement with any third party for the sale or distribution of any of the Assets (or, in the case of each Acquired Entity, any properties, assets or rights of such Acquired Entity except the sale of dormant companies to another Affiliate);

          (j)    has not changed or announced any change to any of its products or services (or, in the case of the Asset Sellers, products or services sold by the Business);

          (k)  has not permitted, incurred or suffered any Material Adverse Change, except for the transfer of all of the outstanding shares of capital stock of TRW Germany as described in Section 4.29;

          (l)    has not suffered any damage, destruction or loss, whether or not covered by insurance, adversely affecting the business, properties, prospects or financial condition of any Seller or Acquired Entity;

          (m)  has not waived a valuable right or a material debt owed to it other than in the ordinary course of business;

          (n)  has not satisfied or discharged any Encumbrance or paid any obligation, except in the ordinary course of business and that is not material to the business, properties, prospects or financial condition of any Seller or Acquired Entity;

          (o)  has not sold, assigned or transferred any Intellectual Property or other intangible assets;

          (p)  has not made any loans or guarantees to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business which are reflected on the Financial Statements;

          (q)  has not declared, paid or set aside any distribution in respect of any shares of capital stock, or effected any direct or indirect redemption, purchase, or other acquisition of any of such stock (except in connection with debt recapitalization as described in Schedule 4.31);

          (r)  has not amended or changed its charter documents other than in connection with the debt recapitalization as described in Schedule 4.31 or as required by law;

          (s)  has not changed any of its accounting methods or practices (including any change in depreciation amortization policies or rates) or revalued any of its assets; or

          (t)    made any agreement to do any of the foregoing.

        4.10    Government Permits; Legal Requirements.    Each Asset Seller and Acquired Entity is in material compliance with all Legal Requirements, and each Asset Seller is in material compliance with all Legal Requirements applicable to the Business, including, those relating to registration of the products of the Business and certification of the facilities of the Business. Each Seller and Acquired Entity validly holds all Permits required or used for the Business as conducted and as proposed to be conducted, and no such Permits are invalid or have been or are being suspended, canceled, revoked or questioned. There is no investigation or inquiry to which any Acquired Entity is a party, or that is pending or threatened, and there is no investigation or inquiry to which any Asset Seller or any Affiliate of any Acquired Entity or Asset Seller is a party, or that is pending or threatened, relating to the Business and its compliance with Legal Requirements. All such Permits are listed on Schedule 1.1(c). Each such Permit held by or pertaining to any Asset Seller is transferable and shall be transferred to the Buyer in accordance with the terms of this Agreement. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will conflict with or result in a material violation of any Permit of any Acquired Entity.

        4.11    Taxes.    All Taxes (of any Acquired Entity or relating to the Asset Sellers, the Business or the Assets) have been or will be paid by the Sellers with respect to all periods (or portions thereof) prior to the date of Closing (excluding taxes to be paid by the Buyer, if any, resulting from the transfer of Assets, the Shares, the TRW UK Shares or the TRW France Shares). Except as stated in Schedule 4.11, no Seller or Acquired Entity is delinquent in the payment of any Taxes of any Acquired Entity or relating to the Asset Sellers, the Business or the Assets, and there are no pending or, to the knowledge of TRW and Sellers, threatened proceedings against any Acquired Entity or Seller with respect to such Taxes, and none of the Assets or any assets or properties of the Acquired Entities are subject to any tax liens. Each Seller and Acquired Entity and any other person required to file returns or reports of Taxes relating to an Acquired Entity or the Business or the Assets has duly and timely filed all returns and reports of Taxes relating to an Acquired Entity or the Business or the Assets required to be filed, and all such returns and reports are true, correct and complete. Copies of all such returns and reports, relating to periods since January 1, 1999 have been provided to the Buyer. Each Seller and Acquired Entity has complied with all record keeping and tax reporting obligations relating to income and employment taxes due with respect to compensation paid to employees of such Acquired Entity or otherwise of the Business, including withholding of all taxes required to be withheld. No Acquired Entity has any liability for Taxes relating to transfer pricing or similar issues. The remaining liability of TRW France for certain Taxes, as described in detail in Schedule 4.11, does not and will not exceed U.S. $360,000.

        4.12    Intentionally Left Blank.

        4.13    Full Disclosure.    The Sellers have made available to the Buyer all information that the Sellers believe is reasonably necessary to enable the Buyer to make a decision whether to purchase the Shares, the TRW UK Shares, the TRW France Shares and the Assets.

        4.14    Assets Generally.

          (a)  The Assets, together with all of the assets and properties of the Acquired Entities (excluding insurance of the Acquired Entities not being transferred), include all properties, used by the Asset Sellers and the Acquired Entities in operating the Business and necessary for the Buyer to operate the Business after the Effective Time in a manner substantially equivalent to the manner in which the Sellers and the Acquired Entities have operated the Business prior to and through the Effective Time. No licenses or other consents from, or payments to, any other Person are or will be necessary for the Buyer to operate the Acquired Entities and the Business and use the Assets and the assets and properties of the Acquired Entities in substantially the manner in which the Sellers have operated the same.

          (b)  The Sellers hold good and marketable title, license to or leasehold interests in all of the Assets and have the complete and unrestricted power and the unqualified right to sell, assign and deliver the Assets to the Buyer. The Acquired Entities hold good and marketable title, license to or leasehold interests in all of their respective assets and properties. Upon consummation of the transactions contemplated by this Agreement, the Buyer will acquire good and marketable title, license or leasehold interests to the Assets free and clear of any Encumbrances, and there exists no restriction on the use or transfer of the Assets as may be assumed hereunder by the Buyer as an Assumed Liability or Assumed Contract. Each Acquired Entity holds good and marketable title, license or leasehold interests to its respective assets and properties free and clear of any Encumbrances, and there exists no restriction on the use or transfer of such assets and properties. No Person other than the Sellers has any right or interests in the Assets, except for Assets licensed or leased from third parties which are set forth in the Sellers' Disclosure Schedule and identified as such. No Person other than the Acquired Entities has any right or interests in the assets and properties of the Acquired Entities, except for assets and properties licensed or leased from third parties which are set forth in the Sellers' Disclosure Schedule and identified as such.

          (c)  None of the Assets that constitute Personal Property, nor any of the Personal Property of the Acquired Entities, is subject to any security agreement, conditional sales contract, lien, or other title retention or security arrangement.

          (d)  Except as provided in this Agreement, no restrictions will exist on the Buyer's right to sell, resell, license or sublicense any of the Assets or any of the assets and properties of the Acquired Entities or, except under applicable securities laws, to sell or transfer the Shares, the TRW UK Shares or the TRW France Shares or the Acquired Entities or engage in the Business, nor will any such restrictions be imposed on the Buyer or any Acquired Entity as a consequence of the transactions contemplated by this Agreement or by any agreement referenced in this Agreement.

          (e)  All of the Assets and all of the assets and properties of the Acquired Entities are in good operating condition and repair, normal wear and tear excepted, as required for their use in the Business as presently conducted, and conform to all Legal Requirements, and no notice of any violation of any law relating to any of the Assets or Assumed Liabilities, or any of the assets or properties of the Acquired Entities, has been received by any Seller or Acquired Entity.

          (f)    With respect to the property and assets it leases, each Acquired Entity is in compliance with such leases and holds a valid leasehold interest free of any Encumbrances. Schedule 4.14(f) lists all material property and assets of each Acquired Entity that are not otherwise set forth on the Sellers' Disclosure Schedule or in any Schedule delivered hereunder.

        4.15    Major Contracts.    Except as set forth in Schedule 4.15, no Asset Seller or Acquired Entity is a party to or subject to:

          (a)  Any employment or consulting contract or other arrangement written or oral with any Employee (other than employment or consulting agreements entered into in the ordinary course of business);

          (b)  Any original equipment manufacturer agreement, distribution agreement, volume or quantity purchase agreement or other similar agreement (or, in the case of any Asset Seller, any such agreement relating to the Business), or any other agreement (or, in the case of any Asset Seller, any such agreement relating to the Business) that has involved or is expected to involve a sharing of profits with other Persons or provides for payments of more than $100,000 per annum;

          (c)  Any joint marketing, joint development or joint venture Contract or arrangement, or Contract for indemnification other than on standard terms and conditions (in each case, with respect to any Asset Seller, such Contract relating to the Business) that has involved or is expected to involve a sharing of profits with other Persons or provides for payments of more than $20,000 per annum;

          (d)  Any lease for real or Personal Property (or, in the case of any Asset Seller, any such lease used in the Business) involving payments of more than $10,000 per annum;

          (e)  Any Contract which results in an Encumbrance on any Asset or any of the assets, properties or rights of any Acquired Entity or the Shares, the TRW UK Shares or the TRW France Shares or any of the capital stock of any of the Acquired Entities;

          (f)    Any Contract purporting to limit the freedom of any Acquired Entity (or of any Asset Seller, relating to the Business) directly or indirectly to distribute or otherwise compete in any line of business in any geographic area or with any third party;

          (g)  Any Contract (or, in the case of any Asset Seller, if primarily or exclusively for the Business) involving payments, contingent or otherwise, by any Acquired Entity or Asset Seller of more than $10,000;

          (h)  Any Contract relating to the license, disposition or acquisition of any Assets or any of the assets (other than Inventory), properties or rights of or the capital shares of any Acquired Entity, including the Shares, the TRW UK Shares and the TRW France Shares, other than nonexclusive object code end-user license grants in the ordinary course of business without a right to distribute or sublicense the same;

          (i)    Any Contract providing for payment or resale obligations, ongoing support or research and development obligations, or warranty obligations on the part of any Acquired Entity (or, on the part of any Asset Seller, in connection with the Business); except warranty obligations entered into in the ordinary course of business with standard terms as described in the Sellers' Disclosure Schedule;

          (j)    Any Contract for the provision of products or services (or, in the case of any Asset Seller, products or services of the Business) to any governmental entity;

          (k)  Any sole or limited source supplier Contract (or, in the case of any Asset Seller, any such Contract with respect to the Business); or

          (l)    Any existing original equipment manufacturer or distribution or volume purchase Contract, or other similar Contract (or, in the case of any Asset Seller, any such Contract relating to the Business) pursuant to which any Asset Seller or Acquired Entity has granted or received most favored customer provisions or exclusive marketing rights related to any product, group of products or territory.

        The aggregate of all of the payments required to be made under or involved under those Contracts of any Asset Seller or Acquired Entity that would otherwise have been required to have been disclosed in the Sellers' Disclosure Schedule pursuant to subsections (b), (c), (d) and (g) above but for the dollar thresholds set forth therein does not exceed $100,000. Each Contract listed on Schedule 4.15 (i) is valid and binding on the Asset Seller or Acquired Entity, as the case may be, (ii) is in full force and effect, and (iii) has not been breached by any Seller or Acquired Entity or, to the knowledge of the Sellers and TRW, by any other party thereto in any material manner.

        Except as set forth in Schedule 4.15, no Acquired Entity has granted any third party the right to supply any of its products or services to any other third party, and no Asset Seller or any Affiliate of any Asset Seller or Acquired Entity has granted any third party the right to supply any products or services of the Business to any third party. Except as set forth in Schedule 4.15, no Contract for supply of the products or services by any Acquired Entity (or any such Contract of any Asset Seller relating to the Business) obligates any Seller or Acquired Entity, and no Contract would obligate the Buyer or any Acquired Entity after the Effective Time, to provide any change in specification of such products or services or to provide new products or services. Except as set forth in Schedule 4.15, no Contract pursuant to which any Acquired Entity has licensed the use of any products (or, in the case of any Asset Seller, any products included as an Asset) to any third party obligates such Seller or Acquired Entity to provide any change in specification in the performance of such products or to provide new products or services.

        4.16    Warranties and Indemnities.    Except as provided in the Assumed Contracts listed on Schedule 1.1(a) or otherwise in the ordinary course of business, the Sellers' Disclosure Schedule sets forth a summary of all warranties and indemnities, express or implied, relating to products sold or services rendered by each Acquired Entity (and each Asset Seller relating to the Business), and no warranty or indemnity has been given by any Acquired Entity (or by any Asset Seller in connection with the Business) which is not listed on the Sellers' Disclosure Schedule or which differs therefrom in any material respect. Each Seller and Acquired Entity is in compliance in all material respects with all warranties described in the Sellers' Disclosure Schedule. The Sellers' Disclosure Schedule also indicates all warranty and indemnity claims currently pending against each Acquired Entity (and each Asset Seller as it relates to the Business).

        4.17    Employees, Etc.

          (a)    Employee Agreements.    Schedule 4.17(a) Pt. 1 lists all Contracts with employees of the Acquired Entities or otherwise of the Business which contain provisions relating to confidentiality and the assignment of inventions. To the knowledge of each Seller and TRW, none of the employees, officers, directors or shareholders of any Asset Seller or Acquired Entity, as the case may be, is obligated under any Contract, or subject to any judgment, decree or order of any court or administrative agency, that would conflict with their respective obligations to promote the interests of such Asset Seller or Acquired Entity, as the case may be, or the Business or the Assets, or that would conflict with such interests. To the knowledge of each Seller and TRW, neither the execution nor the delivery of this Agreement, nor the carrying on of the Business by the Acquired Entities or the Buyer through their respective employees, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any of such Persons are now obligated. It is currently not necessary nor will it be necessary for any Asset Seller or Acquired Entity, as the case may be, to utilize any inventions of any of such Persons (or people it currently intends to hire) made or owned prior to their employment by or affiliation with any Seller or Acquired Entity, nor is it or will it be necessary to utilize any other assets or rights of any such Persons (or people it currently intends to hire) made or owned prior to their employment with or engagement by any Seller or Acquired Entity, as the case may be, in violation of any registered patents, trade names, trademarks or copyrights or any other limitations or restrictions to which any such Persons is a party or to which any of such assets or rights may be subject. To the knowledge of each Seller and TRW, none of the employees, officers, directors or shareholders of any Acquired Entity (or of any Asset Seller that has had knowledge or access to information relating to the Assets) has taken, removed or made use of any proprietary information or items from their previous employer which has resulted in any access to or use of such proprietary items by any Seller or Acquired Entity, and no Seller or Acquired Entity will gain access to or make use of any such proprietary information or items. All employment Contracts by and between any Seller or Acquired Entity and any Employee comply in all material respects with applicable Legal Requirements, and all terminations of employment of employees of any Acquired Entity or other employees of the Business have been conducted in all material respects in compliance with Legal Requirements. Schedule 4.17(a) Pt. 2 lists all existing Contracts providing for severance to Employees in excess of that required pursuant to Legal Requirements.

          (b)    Employee List.    Schedule 4.17(b) sets forth a list of all employees of (i) the Acquired Entities and (ii) the Asset Sellers that are employees of the Business for whom QAD Germany in the case of Germany, and QAD in the case of the United States, shall be responsible following the Closing (collectively, the "Employees"), which list shall include, for each such employee, name, position, employer, annual compensation, and all other material employment terms). The employment Contracts for each such Employee of the TRW Germany are listed among the Assumed Contracts set forth in Schedule 1.1(a).

        4.18    Employee Benefit and Compensation Plans.

          (a)    Sellers.    Other than with respect to benefit plans of the Acquired Entities as respectively specifically listed on Schedules 4.18(a) and 4.18(b), or as required by applicable law, or any benefit plans disclosed during due diligence other than the TRW Pension Schedule for the UK, or any other reasonable benefit plan, none of the Buyer, QAD or any Acquired Entity, nor any of their respective Affiliates, will incur any liability with respect to, or on account of, and Sellers will retain any liability for, and on account of, any employee benefit plan of any Asset Seller or Acquired Entity, any of its Affiliates or any predecessor employer of any employee. No Seller or Acquired Entity is a party to any collective bargaining Contract covering any employee of the Business.

          (b)    Severance; Acceleration.    The consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee or other service provider of any Acquired Entity or Asset Seller to severance benefits or any other payment (including unemployment compensation, golden parachute or bonus), except as expressly provided in this Agreement or (B) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service provider.

          (c)    Stock Options.    Buyer and any Acquired Entity do not have, and as a result of or following the consummation of the transactions contemplated hereby, will not have, any obligation under any stock option or stock purchase or similar plan of TRW or any Seller or Acquired Entity or any of their respective Affiliates, or under any Legal Requirements, to take any action with respect to any stock options, stock purchase rights or other rights to acquire capital stock held by any Employees ("Employee Options"), including any obligation to assume Employee Options, substitute similar or replacement options for Employee Options, make payments in respect of Employee Options or grant any options to purchase shares of capital stock of the Buyer or QAD or any of their respective Affiliates. Neither the transactions contemplated by this Agreement nor any transaction resulting in any change of control of TRW or any Seller or Acquired Entity or any of their respective Affiliates (including any transaction with Northrop Grumman or any of its Affiliates) will result in or trigger, with the passage of time or otherwise, any acceleration of vesting, payments or obligations on the Buyer or QAD.

        4.19    Products and Services.    Other than the MFG/PRO Software or any other products licensed from QAD or its Affiliates, to the knowledge of the Sellers and TRW, each of the products and services produced, sold or provided by any Acquired Entity (or by any Asset Seller in connection with the Business) is, and at all times has been, in compliance in all material respects with all Legal Requirements.

        4.20    Product Liability.    To Sellers' knowledge there are no Actions pending by or against any Acquired Entity, or threatened by or against any Asset Seller relating to any products or services (or in each case by or against any Asset Seller or Affiliate of any Asset Seller or Acquired Entity, relating to any products or services of the Business).

        4.21    Insurance.    The Acquired Entities have maintained various forms of insurance independently or under its direct or indirect parent, or through self-insurance, which they have deemed appropriate. Such policies will terminate as of the Closing, other than (a) as set forth in Schedule 4.21 and (b) the insurance policies for TRW Germany that constitute Assumed Contracts, as set forth in Schedule 4.21. No insurer under any such insurance policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy. All of such insurance policies are in full force and effect and are valid, outstanding and enforceable, and all premiums due thereon have been paid in full. Each Asset Seller and Acquired Entity has complied in all material respects with the provisions of all such policies.

        4.22    Assumed Contracts.    The Sellers have delivered true, correct and fully executed copies of all Assumed Contracts of the Asset Sellers to the Buyer.

        4.23    Capitalization.    Schedule 4.23 sets forth the authorized and issued share capital of each of the Acquired Entities, including an accurate and complete list of the shareholders of each Acquired Entity. Each Acquired Entity is a direct or indirect wholly owned subsidiary of the Entity Seller, and each of TRW UK and TRW France is a direct wholly owned subsidiary of BDM Holdings. All of the issued and outstanding shares of capital stock of each Acquired Entity (a) have been duly authorized, (b) are fully paid and nonassessable, (c) were issued in compliance with all applicable securities laws and Legal Requirements, (d) are free of any Encumbrances and (e) are not subject to any preemptive rights or rights of first refusal created by statute, the charter documents of any Acquired Entity or any Contract to which an Acquired Entity or the Entity Seller is a party or by which it is bound. Upon the Closing, each of the Acquired Entities will be wholly owned direct or indirect subsidiaries of the Buyer. Except for this Agreement, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, for the purchase or acquisition from the any Acquired Entity of any shares of its capital stock, and no such shares have been reserved or set aside for issuance or any purpose.

        4.24    Subsidiaries.    Other than with respect to ownership by the Acquired Entities of other Acquired Entities, no Acquired Entity owns or controls, directly or indirectly, any interest in any other corporation, association or business entity. No Acquired Entity is a participant in any joint venture, partnership or similar arrangement.

        4.25    Corporate Documents.    The copy of the minute books of each Acquired Entity provided to the Buyer contains minutes of all meetings of directors and shareholders and all actions by written consent without a meeting by the directors and shareholders since the date of incorporation of such Acquired Entity and reflects all actions by the directors (and any committee of directors) and shareholders with respect to all transactions referred to in such minutes accurately in all material respects. To the extent required by Legal Requirements, all material actions taken by each Acquired Entity have been validly approved by the directors and shareholders of such Acquired Entity in accordance with Legal Requirements. The executive officers of each Acquired Entity are listed in Schedule 4.25, each of whom has been duly elected and appointed in accordance with Legal Requirements.

        4.26    Accounting Controls.    Each Acquired Entity (and each Asset Seller as it relates to the Business) has in place appropriate financial controls and procedures and has complied with such procedures in all material respects, and has not received a notification or other communication from any accountants, independent auditors or other consultants challenging the adequacy or requesting modification of such financial controls and procedures. Such controls and procedures (a) are sufficient to ensure that all material information is included in the Financial Statements and otherwise known to management, (b) contain no deficiencies in the design or operation of such controls and procedures which could materially adversely affect such Acquired Entity's (or, as it relates to the Business, any Asset Seller's) ability to record, process, summarize and report financial and other relevant information, and (c) are sufficient to satisfy Legal Requirements, including Section 302 of the Sarbanes-Oxley Act of 2002 and related regulations promulgated thereunder.

        4.27    Accounts Receivable.    Schedule 4.27 sets forth a list of all accounts receivable of the Acquired Entities and, as it relates to the Business, the Asset Sellers.

        4.28    Exclusive Warranties and Representations.    Except as specifically provided herein, or in any Ancillary Agreement, there are no other warranties or representations being made by the Sellers or TRW with respect to the subject matter hereof.

        4.29    Transfer of TRW Germany Shares.    The Sellers have transferred all of the issued and outstanding shares of capital stock of TRW Germany to an Affiliate of the Sellers or TRW (other than the Acquired Entities) and, accordingly, at and after the Closing TRW Germany will not be a direct or indirect subsidiary of BDM UK or any other Acquired Entity. No Acquired Entity holds any equity interest in TRW Germany.

        4.30    Accounts.    Schedule 4.30 sets forth information relating to all accounts of the Acquired Entities (and of the Asset Sellers relating to the Business) in which cash, cash equivalents or marketable securities reside, including financial institution name, account number, the names of all signatories and other relevant information.

        4.31    Intercompany Issues.    In accordance with the plan set forth in detail in Schedule 4.31 and pursuant to the actions set forth therein, as of or prior to the Closing all intercompany debt, liabilities, fees, charges or allocations of overhead previously existing between or among any of the Sellers or the Acquired Entities shall have been satisfied or discharged, and no Acquired Entity, nor the Buyer or any of its Affiliates, shall have any obligation or liability, contingent or otherwise, with respect to any of the foregoing.

        4.32    Working Capital.    As of the Closing, the Acquired Entities shall have a total amount of unencumbered and available working capital in cash equal to US $1,500,000. The respective projected allocation amounts of such unencumbered and available working capital in cash are set forth in Schedule 4.32 with respect to each Acquired Entity, excluding the Lease Deposit.

        4.33    Netherlands Lease.    TRW Integrated Supply Chain Solutions B.V. has received, or will receive on or before January 31, 2003, the return of a lease deposit and guarantee in the amount of Four Hundred Ninety Thousand U.S. Dollars (U.S.$490,000) (the "Lease Deposit") relating to the lease of its former facility in Nieuwegein, which will remain the property of such Acquired Entity (and in which Sellers have no right, title or interest).

ARTICLE V

Representations and Warranties of the Buyer and QAD

        The Buyer and QAD hereby represent and warrant, jointly and severally, to the Sellers and TRW as of the Effective Time as follows:

        5.1    Organization of Buyer.    The Buyer is a corporation duly organized and validly existing in good standing under the laws of its jurisdiction of organization.

        5.2    Authorization.    The Buyer has all necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement and each Ancillary Agreement to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. Each of this Agreement and the Ancillary Agreements to which it is a party has been duly executed and delivered by the Buyer and is a valid and binding obligation approved by the appropriate board of directors, enforceable against it in accordance with its terms subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws relating to or affecting the rights of creditors generally and limitations imposed by equitable principles, whether considered in a proceeding at law or in equity and the discretion of the court before which any proceeding therefore may be brought.

        5.3    Brokers.    All negotiations relating to this Agreement and the transactions contemplated hereby have been conducted without the intervention of any person or entity acting on behalf of the Buyer in such a manner as to give rise to any valid claim against any Seller for any broker's or finder's commission, fee or similar compensation.

        5.4    No Conflict or Violation.    The Buyer is not in violation or default of any provisions of its charter documents. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in (a) a material violation of or a conflict with any provision of the Certificate of Incorporation or Bylaws (or similar charter documents) of the Buyer or (b) a material violation by the Buyer of any Legal Requirement or an event which with notice, lapse of time or both, would result in such a violation. No consent, approval, order or authorization of, or registration, declaration or filing with, any court administrative agency or commission or other governmental authority or instrumentality is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

        5.5    Consents and Approvals.    Except for consents contemplated herein, no consent, waiver, approval or authorization of or by, or declaration, filing or registration with, any governmental or regulatory authority, or any other person or entity, is required to be made or obtained by the Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

        5.6    Litigation, Proceedings and Applicable Law.    There are no Actions pending or, to the Buyer's knowledge, threatened (a) against the Buyer which, if determined adversely against the Buyer, would materially adversely affect the Buyer's ability to operate the Business or (b) seeking to delay or enjoin the consummation of the transactions contemplated hereby. There are no outstanding orders, decrees or stipulations issued by any federal, state, local or, to the Buyer's knowledge, foreign, judicial or administrative authority in any proceeding to which the Buyer is or was a party which would materially adversely affect the Buyer's ability to operate the Business, nor, to the knowledge of Buyer and QAD, is there any basis for any of the foregoing.

        5.7    Exclusive Warranties and Representations.    Except as specifically provided herein or in any Ancillary Agreement, there are no other warranties or representations being made by the Buyer or QAD with respect to the subject matter hereof.

ARTICLE VI

Certain Covenants

        6.1    Covenants of Both Parties.    The Buyer and QAD, on the one hand, and Sellers and TRW, on the other hand, each covenant to the other that:

          (a)    Further Assurances.    From and after the Closing, each party will cooperate in good faith with the other parties and will take all appropriate action and execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder. From and after the Closing, the Sellers will promptly refer all inquiries with respect to the ownership of the Assets or the Acquired Entities to the Buyer and execute such documents as the Buyer may reasonably request from time to time to evidence transfer of the Assets, the Shares, the TRW UK Shares and the TRW France Shares to the Buyer, and the Buyer will execute such documents as each Seller may reasonably request from time to time to evidence the assumption of the Assumed Liabilities.

          (b)    Allocation of Purchase Price.    Each party agrees to timely meet all applicable Legal Requirements, including the filing of all required notices, reports and statements relating to the purchase and sale of the Assets, the Shares, the TRW UK Shares and the TRW France Shares with the Internal Revenue Service or other applicable authorities in a manner consistent with Section 2.3(c).

          (c)    Cooperation.    Each party will request its relevant management to cooperate fully with each entity to transition the Acquired Entities, the Assets and the Business for a period of one (1) year from the date of Closing and, except as otherwise provided herein, each party will bear its own costs in connection therewith, except as provided in Section 2.4 or Article VII hereof or as otherwise expressly set forth herein.

          (d)    Acquired Rights Directive.    The parties shall mutually share with each other the necessary information and cooperation to ensure that the Sellers, the Buyer and the Acquired Entities, are able to meet their respective obligations under the Acquired Rights Directive.

        6.2    Sellers' Covenants.    Each Seller and TRW covenants to the Buyer and QAD that:

          (a)    Consents.    Each Seller shall transfer to and otherwise assist the Buyer to obtain all applicable Permits, consents, approvals and agreements of, and to give all notices and make all filings with, any third parties and governmental authorities as may be necessary to authorize, approve or permit the full and complete sale, conveyance, assignment or transfer of the Shares, the TRW UK Shares, the TRW France Shares, the Assets and the Business.

          (b)    Cooperation and Assistance with Customers of the Business.    If requested by the Buyer, the Sellers shall take reasonable cooperative steps to enable those customers of the Sellers and the Acquired Entities who are customers of the Business to become customers of the Buyer in its operation of the Business following the Closing.

        6.3    Customer Support.    The Buyer and QAD covenant to the Sellers and TRW that as of and following the Closing, the Buyer shall be responsible for providing, and shall provide, customer and technical support and shall perform its obligations to customers consistent with the prior operation of the Business and in accordance with all terms of sale to each customer of the Business, whether the customer exists as of the Closing or becomes a customer after the Closing. Customers are set forth in Schedule 1.1(a).

        6.4    Employment Matters.

          (a)    Employees.    Buyer shall assume all contractual and statutory employment obligations to the Employees. The Employees of each Asset Seller and Acquired Entity are listed on

  Schedule 4.17(b). With respect to any Employees with respect to whom the Buyer or an Acquired Entity commences employment termination proceedings within the ninety (90) day period following the Closing, if such Employee is thereafter employed by any Seller or any Affiliate of any Seller within the one (1) year period following the effectiveness of such termination, then the Sellers shall, upon receipt of reasonably satisfactory documentation thereof, reimburse the Buyer for all out-of-pocket costs and expenses incurred as a result of such termination; provided, however, that the Buyer shall use commercially reasonable efforts to mitigate such costs and expenses.

          (b)    Intentionally Left Blank.

          (c)    No Third Party Beneficiary Rights.    Nothing contained in this Agreement shall confer upon any Employee any right with respect to continuance of employment by the Buyer, nor shall anything herein interfere with the right of the Buyer or the Acquired Entities to terminate the employment of any of the Employees at any time following the Effective Time, with or without cause. No provision of this Agreement shall create any third party beneficiary rights in any Employee, any beneficiary or dependents thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Employee by the Buyer or under any benefit plan which the Buyer may maintain.

          (d)    Jurisdiction.    The Sellers and the Buyer agree that the Legal Requirements of the applicable jurisdiction in which the Employees are employed will apply to this transaction.

          (e)    TRW Ltd.    The Buyer acknowledges that TRW Ltd., a United Kingdom registered trading company and an indirect wholly owned subsidiary of TRW ("TRW Ltd."), provides TRW UK with certain employees on a full-time basis (as set forth on Schedule 6.4(e)) and services pursuant to that certain Services Agreement dated as of October 23, 2002, by and between TRW Ltd. and TRW UK (the "Services Agreement"), a true and correct copy of which has been provided to the Buyer. The parties agree that the Services Agreement will remain in full force and effect following the Closing, but will be terminated in accordance with its terms on a mutually agreeable date no later than 35 days following the Closing, and QAD will confirm to TRW Limited in writing that it or its designated Affiliate will assume responsibility for the services previously provided by TRW Ltd. employees pursuant to the Services Agreement. In accordance with Legal Requirements, upon termination of the Services Agreement, the employees set forth on Schedule 6.4(e) will be transferred to TRW UK (which will at that point be a subsidiary of QAD), or such other QAD subsidiary or Affiliate as may be appropriate as employees of TRW UK or such subsidiary or Affiliate and will thereafter be considered to be "Employees," as applicable, under this Agreement. The parties agree to take all action reasonably necessary to accomplish the purposes and intent of this Section 6.4(e) and to comply with Legal Requirements, including obligations to inform and consult with representatives of such employees concerning the transfer of their employment.

          (f)    Buyer and Sellers acknowledge and agree that the transfer of the German Assets from TRW Germany to QAD Germany effective November 18, 2002, constitutes the transfer of an undertaking pursuant to the Acquired Right Directive and §613(a) of the German Civil Code ("§613(a)"), and that the obligations of TRW Germany and QAD Germany with respect to employees transferred by operation of law as a result of such transferred undertaking will be governed by §613(a). QAD Germany agrees to indemnify TRW Germany for any liabilities or expenses that would otherwise be borne by TRW Germany by operation of law arising out of or relating to redundancy measures taken with respect to any Employee listed in Schedule 6.4(f) who exercises a right to object under §613(a) to his or her transfer from TRW Germany to QAD Germany as a result of such transfer of undertaking.

          (g)  Buyer agrees to offer employment to                        , an employee of TRW Inc., at the same or substantially similar wages and benefits and other terms and conditions of employment that were in effect on the day immediately preceding the Closing.

          (h)  Upon receipt of satisfactory evidence thereof, QAD shall reimburse TRW for the reasonable out-of-pocket costs and expenses incurred by TRW in connection with the termination of the employment of                        and one other UK employee, as described on Schedule 6.4(h).

          (i)    Intentionally left blank.

        6.5    Sellers' Agent.    Any notice, delivery, payment or other communication hereunder made by the Buyer to Sellers' Agent under Section 11.3 shall be deemed made to all Sellers and TRW or to TRW or the particular Seller or Sellers to which the same pertains. Any election, decision, agreement, amendment, certificate, notice, delivery or communication hereunder made by Sellers' Agent to The Buyer shall be deemed to be made for and on behalf of, and to bind, all Sellers and TRW. This provision is intended to allow the Buyer to interact with only one entity, which entity shall represent the interests of all of the Sellers and TRW in all matters, and shall be interpreted to protect the Buyer from having to communicate with multiple Sellers and TRW with regard to matters which may arise under this Agreement and from the possibility of receiving conflicting elections, decisions, documents, notices or communications from such parties.

        6.6    Tax Items for Acquired Entity.

          (a)    Preparation of Tax Returns; Payment of Taxes.    TRW and the Sellers shall prepare or cause to be prepared and file or cause to be filed all federal, state and local Tax returns of each Acquired Entity required to be filed (taking into account any extensions) for taxable periods ending on or before the Effective Time, including the income Tax returns of each Acquired Entity. In any case in which a Tax is assessed (other than the $360,000 assessment to TRW France described in Schedule 4.11) with respect to a taxable period which begins before the Effective Time and ends after the Effective Time, the resulting Tax obligation shall be allocated (i) to TRW and the Sellers for the period up to and including the Effective Time, and (ii) to the Buyer for the period subsequent to the Effective Time. Any allocation of Taxes attributable to any period beginning before and ending after the Effective Time shall be made by means of closing of the Books and Records as of the close of business on the day before the Effective Time, provided that exemptions, allowances, deductions (including depreciation and amortization deductions) or any Taxes (such as property or similar Taxes) that are calculated on an annual basis shall be allocated between the period ending on the Effective Time and the period after the Effective Time in proportion to the number of days in each such period.

          (b)    Tax Proceedings.    In the event of a contest with a Tax authority over Taxes for which TRW and the Sellers are liable pursuant to this Agreement, TRW and the Sellers will be entitled to control, at their expense the proceedings with respect to such Taxes. Notwithstanding the preceding sentence, QAD or the Buyer will in any event be entitled to control the proceedings which relate to a consolidated or combined return filed by QAD or the Buyer and their subsidiaries, as the case may be. TRW and the Sellers will provide, or cause to be provided, to QAD or the Buyer copies of all correspondence received from the Tax authority in connection with such proceedings promptly after receipt thereof. TRW and Sellers shall not enter into any agreement or compromise or settlement of such contest that could affect a period that is the responsibility of the Buyer without the written consent of the Buyer (which consent shall not be unreasonably withheld). The Buyer shall be afforded a reasonable opportunity to participate in the defense thereof at its own expense.

          (c)    Assistance and Cooperation.    After the Effective Time, TRW, the Sellers, QAD and the Buyer shall:

              (i)  assist (and cause their respective Affiliates to assist) each other in preparing any Tax returns which TRW and the Sellers are responsible for preparing and filing in accordance with Section 6.6(a) hereof, or which the Buyer is responsible for preparing and filing after Closing Date;

            (ii)  cooperate fully in preparing for any audits of, or disputes, contests or proceedings with taxing authorities regarding any Tax returns which relate to an Acquired Entity;

            (iii)  make available to each other and to any taxing authority as reasonably requested all information, records and documents relating to Tax liabilities which are attributable to any Acquired Entity;

            (iv)  preserve all such information, records and documents until the expiration of any applicable statutes of limitations or extensions thereof and as otherwise required by law;

            (v)  make available to each other, as reasonably requested, personnel responsible for preparing or maintaining information, records and documents in connection with Tax matters;

            (vi)  provide timely notice to the other in writing upon receipt of notice of any pending or threatened Tax audits or assessments relating to an Acquired Entity for any period beginning prior to the Effective Time;

          (vii)  furnish the other with copies of all correspondence received from any Tax authority in connection with any Tax audit or information request with respect to any period beginning prior to the Effective Time;

          (viii)  keep confidential any information obtained pursuant to this Section 6.6(c), except as may otherwise be necessary in connection with the filing of Tax returns or claims for refund or in conducting any audit or other Tax proceeding; and

            (ix)  furnish each other with adequate information which would enable the other party to determine its entitlement to, and the amount of, any refund or credit to which either party reasonably believes the other party may be entitled.

        6.7    Lease Deposit.    In the event that the Lease Deposit is not received by Buyer or the Acquired Entities by January 31, 2003, the Sellers shall pay or cause to be paid to Buyer or its designee the amount of the Lease Deposit. In the event that the Buyer or an Acquired Entity shall receive all or a portion of the Lease Deposit following receipt from the Sellers of the amount of the Lease Deposit in accordance with the foregoing sentence, then Buyer shall pay or cause to be paid to the Sellers the amount of the Lease Deposit received by the Buyer or such Acquired Entity. In the event that the Buyer and the Acquired Entities do not receive the full amount of the Lease Deposit, the Sellers shall pay to Buyer or its designee the remaining amount of the Lease Deposit.

        6.8    D & O Insurance.    QAD shall maintain appropriate directors and officers insurance to cover each director that is resigning pursuant to Section 9.10 of this Agreement during any period of service as a directors of an Acquired Entity after the Closing in such amounts as are usually insured against by similar situated companies in the same or similar businesses

ARTICLE VII

Special Transition Covenants

        The Buyer and QAD on the one hand and the Sellers and TRW on the other hand agree that, in order to facilitate a prompt closing and transition of the Business, the following steps will be taken:

        7.1    Assignment of Assumed Contracts.    The Sellers provision to the Buyer of all necessary consents to the assignment of the Assumed Contracts of the Asset Sellers has not been made a condition to Closing. Each party agrees to use reasonable efforts to cooperate in securing an assignment of each Assumed Contract of the Asset Sellers no later than one hundred twenty (120) days (the "Consent Period") from and after the Closing. The responsibility for securing the consents to the assignment will be that of the Sellers and Buyer. Seller shall take the primary lead and responsibility for the Assumed Contracts for the United States for TRW US Assumed Contracts and shall use the attached form of sample Assignment in Exhibit H. With respect to TRW Germany the parties shall mutually agree on what form of Assignmentshall be used for assignment of such Assumed Contracts. The Buyer shall be entitled to the benefits of such Assumed Contracts after the date hereof to the extent that the Sellers may provide the Buyer with such benefits without violating the terms of such Assumed Contracts. The Buyer agrees to perform at its sole expense all of the obligations of the Sellers to be performed under such Assumed Contracts, the benefit of which the Buyer is receiving after the date hereof. In the event, despite the exercise of reasonable efforts, Sellers are unable to secure a consent to the assignment of an Assumed Contract during the Consent Period, the Buyer shall perform, on behalf of the Sellers, on a subcontract basis, the obligations of the Sellers, and the Sellers further agree that they will not expand any of the Assumed Contracts of the Asset Sellers, but may extend them with the consent of the Buyer if the customer requires this as a condition to consenting to the assignment. The Buyer further agree to enter into a new contract with customers upon completion of the existing contracts. Buyer in this clause means Buyer or its designee. QAD shall take responsibility for joint and several liability for TRW under the terms of the Master Agreement between TRW Inc. and Newcourt Credit Limited (TRW 001) dated August 16, 1999 for Assets leased by the Business under that Master Agreement to the extent Dell is willing to accept it, or by some other means where TRW receives a full release, and in the meantime or in the event Dell shall not accept such transfer of liability, the indemnification under Section 10.2 shall apply as if the Master Agreement is an Assumed Liability. If any Seller pays any fee, expense, tax or liability other than the standard monthly payment due under the Purchase Order under the Master Agreement for the Business described above, the amount of such payments shall be reimbursed promptly by the Buyer upon demand, provided Buyer's Agent has been notified of such payment and the Sellers do not object within five (5) days of receipt of such notice. Any such objection shall be resolved in accordance with the dispute resolution procedures set forth in Section 10.3.

        7.2    Trademark.    Commencing upon the Effective Time, the Sellers hereby grant to the Buyer and the Acquired Entities and their respective Affiliates a non-exclusive license to continue to use the names, trademark and logos "TRW" and "BDM" as existing on inventories of products until one hundred eighty (180) days after the Closing, provided that the Buyer shall notify customers for products that it sells after the Closing that the Buyer is the seller of such products and further provided that the Buyer maintain the existing level of quality with respect to any product sold under the "TRW" and/or "BDM" trademarks, the entire right, title and interest to which trademarks are the property of TRW. This license may be terminated immediately if the Buyer is using the name beyond the limited license granted herein and the Buyer fails to cure such use within ten (10) days of receipt of written notice thereof.

        7.3    Supplier Agreements.    For those supplier agreements of the Asset Sellers specifically identified as not being transferred to the Buyer, as listed on Schedule 7.3, and, to the extent the suppliers are required to support the Assumed Contracts, as listed on Schedule 1.1(a) hereto, the Sellers agree to act as subcontractor to the Buyer at actual costs paid to such supplier for a maximum period of one hundred twenty (120) days from Closing. The Buyer will enter into new contracts with these suppliers as soon as reasonably possible at which point the Sellers' obligations will cease. Until securing consent to the assignment of the supplier agreements that are Assumed Contracts, the Sellers will act as a subcontractor to the Buyer. The Sellers will bill the Buyer for the actual costs paid to supplier incurred by the Sellers for this service.

        7.4    Insurance.    Where consent is required for the transfer of any of the Personal Property of the Asset Sellers listed on Schedule 1.1(d) hereof, the Sellers will retain insurance on these items until consent to the transfer has been obtained. The Buyer's interest will be noted on the policy as an added insured. The additional costs, if any, associated with such insurance will be billed together with supporting invoices to the Buyer and any proceeds due from claims under the insurance will be for the benefit of the Buyer.

        7.5    Transition Services.    The parties recognize that there will be a period after the Closing of no longer than one hundred eighty (180) days when the Buyer will require service of the Sellers in order to continue to operate the Business until the Buyer is able to perform such service itself. Examples of such services may include, but are not limited to, the use of certain offices, production of payroll or invoices, use of telecommunications services, access to systems and support persons, provision of management and support personnel and other such services related to the ordinary operation of the Business. The Sellers shall provide such services to the Buyer, at the Sellers' expense, upon the reasonable request of the Buyer. However, the Sellers shall not be obligated under this Article to provide such services for more than one hundred and eighty (180) days after the Closing. In addition, at the Sellers' expense, the Sellers shall make available to the Buyer the services of Michel Lapoumeyroulie and Robert Rietveld to the extent requested by the Buyer and provided they are still employed by Seller or any of its Affiliates, which may be a full-time basis for Michel and part-time for Robert, for a period ending 180 days following the Closing to assist with all transition and related services for the Buyer and the Acquired Entities hereunder.

        7.6    Joint Marketing Efforts.    During the one hundred and eighty (180) day period following the Closing, to the extent reasonably requested by the Buyer, the Sellers shall cooperate with the Buyer to introduce the Buyer to the Sellers' and the Acquired Entities' customers, suppliers and other key contacts and assist the Buyer in its preparations to assume control of the Business, including making joint sales calls to key customers and accounts.

        7.7    Assistance with Audits, Financial Statements and Tax Returns.    After the Effective Time, TRW and the Sellers shall assist (and cause their respective Affiliates to assist) the Buyer and the Acquired Entities in connection with the preparation of any financial statements or financial audits Tax returns or Tax audits or other similar matters relating to the Asset Sellers, the Acquired Entities or the Business and, in connection therewith, for matters relating to or arising out of periods or partial periods prior to the Effective Time, the Sellers and TRW shall (a) make available to the Buyer as reasonably requested all applicable information, records and documents and (b) make available, as reasonably requested, personnel responsible for preparing or maintaining such information, records and documents.

        7.8    Delivery of Assets.    To the extent that any Assets are located in facilities that are not being acquired or assumed by the Buyer, the Sellers shall, as promptly as practicable (and in any event no later than ten (10) days following the Closing), deliver any remaining Assets, at the Sellers' expense, f.o.b. the facility or facilities designated by the Buyer.

        7.9    2001 Financial Statements.    The Sellers shall deliver to the Buyer, no later than November 21, 2002, the audited 2001 Financial Statements.

ARTICLE VIII

Conditions to the Sellers' Obligations

        The obligations of the Sellers and TRW to consummate the transactions provided for hereby are subject to the satisfaction of or waiver by Sellers' Agent, on or prior to the Closing, of each of the following conditions:

        8.1    Representations, Warranties and Covenants.    All representations and warranties of the Buyer and QAD contained in this Agreement shall be true and correct in all material respects as of the Effective Time, and the Buyer and QAD shall have performed in all material respects all agreements and covenants and satisfied all conditions required hereby to be performed or satisfied by the prior to or at the Closing.

        8.2    No Governmental Proceedings or Litigation.    No Action shall have been instituted and remain unresolved which questions the validity or legality of the transactions contemplated hereby.

        8.3    Corporate Documents.    Sellers' Agent shall have received from the Buyer resolutions adopted by the board of directors of the Buyer and QAD approving this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, certified as true and correct by its corporate secretary or assistant secretary.

        8.4    Ancillary Agreements.    Each of the Ancillary Agreements shall have been duly and validly executed and delivered by the parties thereto and such agreements shall remain in full force and effect.

        8.5    Compliance Certificate.    Sellers' Agent shall have received from the Buyer a certificate from the President or Chief Executive Officer of the Buyer certifying that the conditions set forth in Sections 8.1 and 8.2 have been satisfied.

        8.6    Acquired Rights Directive.    The Buyer shall have provided the Sellers with the necessary information and cooperation to ensure that the Seller is able to meet its obligations under the Acquired Rights Directive.

ARTICLE IX

Conditions to Buyer's Obligations

        The obligations of the Buyer and QAD to consummate the transactions provided for hereby are subject to the satisfaction of or waiver by the Buyer, on or prior to the Closing, of each of the following conditions:

        9.1    Representations, Warranties and Covenants.    All representations and warranties of the Sellers and TRW contained in this Agreement shall be true and correct in all material respects as of the Effective Time, and the Sellers and TRW shall have performed in all material respects all agreements and covenants and satisfied all conditions required hereby to be performed or satisfied by them prior to or at the Closing.

        9.2    Consents.    All consents, waivers, approvals and authorizations of or by, and declarations, filings and registrations with, governmental or regulatory authorities, lenders, lessors and other parties or entities identified on Schedule 9.2 and required in connection with the transfer by each Seller of the Shares, the Assets and the Business to the Buyer as contemplated hereby shall have been obtained or made.

        9.3    No Governmental Proceedings or Litigation.    No Action shall have been instituted and remain unresolved which questions the validity or legality of the transaction contemplated hereby and which could reasonably be expected to materially and adversely affect the right or ability of the Buyer to own, operate or possess the Shares, the TRW UK Shares, the TRW France Shares, the Acquired Entities, the Assets and the Business after the Effective Time.

        9.4    Corporate Documents.    Buyer shall have received from the Sellers and TRW resolutions adopted by their respective boards of directors or shareholders approving this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby for the Entity Seller, Asset Seller and TRW France and BDM Holdings.

        9.5    No Material Adverse Change.    There shall not have occurred any Material Adverse Change from August 16, 2002, to the Closing.

        9.6    Ancillary Agreements.    Each of the Ancillary Agreements shall have been duly and validly executed and delivered by the parties thereto and such agreements shall remain in full force and effect.

        9.7    Compliance Certificate.    Buyer shall have received from Sellers' Agent a certificate from the Vice and Secretary of Sellers' Agent certifying that the conditions set forth in Sections 9.1, 9.2, 9.5 and 9.9 have been satisfied.

        9.8    Acquired Rights Directive.    The Sellers and Buyer shall have provided to each other the necessary information and cooperation to ensure that the Buyer is able to meet its obligations under the Acquired Rights Directive.

        9.9    Intercompany Issues.    The Buyer shall be satisfied in its sole discretion that (a) no intercompany debt, liabilities, fees, charges or allocations of overhead exist between or among any of the Sellers or the Acquired Entities, and that all of such items have been fully discharged as set forth in Section 4.33 without any future obligation of the Buyer or its Affiliates and (b) all of the Acquired Entities are the direct or indirect wholly owned subsidiaries of the Entity Seller.

        9.10    Letters of Resignation.    Each of the directors of the Acquired Entities that are not Employees shall have executed and delivered undated letters of resignation that may not be withdrawn in substantially the form attached hereto as Exhibit F.

        9.11    TRW France Shareholders.    All of the shareholders of TRW France Shares shall have executed and delivered documents satisfactory to effect the transfer of the TRW France Shares.

ARTICLE X

Actions by Parties After the Closing

        10.1    Books and Records.    Subject to the superseding requirements of Sections 7.5, 7.6 and 7.7 and any other provision of this Agreement to the contrary, from and after the Closing, the Sellers and the Buyer shall cooperate with and make available to one another and their respective Representatives, subject to Section 11.10, during normal business hours upon prior written request specifying the need therefore, all Books and Records, information and employees relating to the Business which are reasonably necessary or useful in connection with any tax inquiry, audit, investigation or dispute, any litigation or investigation or any other reasonable business purpose, provided that the party requesting any such Books and Records, information or employees shall bear all of the out-of-pocket costs and expenses (including attorneys' fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such Books and Records, information or employees.

        10.2    Indemnification.

          (a)    By Sellers and TRW.    From and after the Effective Time and subject to the limitations set forth in Section 10.2(e), each Seller and TRW shall indemnify, save and hold harmless the Buyer, QAD and their respective Affiliates and Representatives, including the Acquired Entities, from and against any and all Damages caused by, arising out of, asserted against resulting from or incurred or suffered by the Buyer or any of its Affiliates or Representatives, including the

  Acquired Entities, in connection with (i) any misrepresentation or breach of any representation or warranty by any Seller or TRW in or pursuant to this Agreement or any Ancillary Agreement, (ii) the non-fulfillment of any covenant or agreement made by any Seller or TRW in or pursuant to this Agreement or any Ancillary Agreement, (iii) the failure by any Seller or TRW to satisfy all of the conditions precedent referred to in Section 3.2(b) (notwithstanding any waiver by the Buyer of any such conditions precedent), (iv) the Excluded Liabilities, (v) failure to make reasonable efforts to secure written consents to the assignments of each of the Assumed Contracts of the Asset Sellers, (vi) any liability for Taxes (with the exception of the $360,000 tax assessment of TRW France to be paid by Buyer as provided in Schedule 4.11) and for filing all Tax returns and defending all audits in respect thereof, and all related costs (including third party expenses and reasonable overhead and salary allocations for employees of the Buyer or its affiliates), relating to periods and partial periods prior to the Effective Time, and (vii) claims or liability related to any missing certificates related to the Acquired Entities as of the Closing.

          (b)    By the Buyer and QAD.    From and after the Effective Time and subject to the limitations set forth in Section 10.2(e), the Buyer and QAD shall indemnify and save and hold harmless the Sellers and their Affiliates, and their respective Representatives including TRW, from and against any and all Damages caused by, arising out of, asserted against, resulting from or incurred or suffered by Sellers or any of their respective Affiliates or Representatives, including TRW, in connection with (i) any misrepresentation or breach of any representation or warranty by the Buyer or QAD in this Agreement or any Ancillary Agreement, (ii) the non-fulfillment of any covenant or agreement made by the Buyer or QAD in or pursuant to this Agreement or any Ancillary Agreement, (iii) any of the Assumed Liabilities, (iv) any transactions, events, actions or inactions of the Buyer, QAD or the Acquired Entities occurring after the Effective Time, the ownership of the Assets or the Shares, the TRW UK Shares or the TRW France Shares, or operation of the Acquired Entities and the Business from and after the Effective Time, (v) any liability or claims associated with equipment leases by the Acquired Entities or TRW Germany issued under the lease schedules pursuant to Master Lease Agreement No. TRW001 dated August 16, 1999, and (vi) any redundancy fees or related costs and expenses relating to Employees of TRW Germany who object to the transfer to QAD Germany within thirty (30) days of Closing.

          (c)    Limitation as to Indemnified Parties' Own Negligence.    The respective obligations of the Indemnifying Parties under paragraph (a) and (b) above to provide indemnification shall be terminated, modified or abated as appropriate if the underlying claim giving rise to Damages for which such indemnification is provided hereunder (i) would not have arisen but for a voluntary act which (A) is carried out by the Indemnified Party after Closing otherwise than in the ordinary course of business or (B) is carried out at the request of, or with the approval, concurrence or assistance of the Indemnified Party or (ii) is based, in whole or in part, on the negligence or willful misconduct of the party seeking indemnification. For purposes of this Section 10.2(c), "voluntary" shall mean an act other than any act which is required to be taken by law or which, if taken, would constitute prudent business practice.

          (d)    Notice of Defense of Third Party Claims.

              (i)  For the purpose of this Article X, the term "Indemnifying Party" when used in connection with a particular Claim shall mean the party having an indemnification obligation pursuant to this Article X, and the term "Indemnified Party" when used in connection with a particular Claim shall mean the persons having the right to be indemnified pursuant to this Article X. Each party agrees that as promptly as practical under the circumstances after it becomes aware of facts or circumstances giving rise to a claim by it for indemnification pursuant to this Article X (a "Claim"), including the filing of any lawsuit or enforcement action by any third party (a "Third Party Claim"), such party will provide notice thereof in writing (a "Claim Notice") to the Indemnifying Party with respect to such Claim specifying in reasonable detail the nature and specific basis to the extent then known by the Indemnified Party of such Claim and to the extent feasible the estimated amount of Damages attributable thereto; provided, however, that the failure of any Indemnified Party to give timely notice shall not affect its rights to indemnification hereunder except to the extent that the Indemnifying Party demonstrates Damage, including inability to assert rights, defenses or counterclaims, caused by such failure.

            (ii)  With respect to Third Party Claims, after such notice the Indemnifying Party shall be entitled, if it so elects, to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing to the effect that the Indemnifying Party will indemnify the Indemnified Party from and against the Damages caused by the Third Party Claim and (B) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and such attorneys in the investigation, trial and defense of any lawsuit or action with respect to any such Third Party Claim and any appeal arising therefrom, including the filing in the Indemnified Party's name of appropriate cross claims and counterclaims. The Indemnified Party may, at its own cost, participate in any investigation, trial and defense of such Third Party Claim controlled by the Indemnifying Party and any appeal arising therefrom. If the Indemnified Party joins in any such Third Party Claim, the Indemnifying Party shall have full authority to determine all action to be taken with respect thereto; provided, however, that the Indemnifying Party will not (y) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim or (z) be liable for any settlement of any such Third Party Claim without, in each instance, the Indemnified Party's express written consent, which shall not be unreasonably withheld. At any time after the commencement of defense of any such Third Party Claim, the Indemnifying Party may request the Indemnified Party to agree in writing to the abandonment of such contest or to the payment or compromise by the Indemnifying Party of any such Third Party Claim, whereupon such action shall be taken unless the Indemnified Party determines that the contest should be continued and so notifies the Indemnifying Party in writing within fifteen (15) days of such request from the Indemnifying Party. If the Indemnified Party determines that the contest should be continued, the Indemnifying Party shall be liable hereunder only to the extent of the lesser of (y) the amount which the other party(ies) to the contested Third Party Claim had agreed to accept in payment or compromise as of the time the Indemnifying Party made its request therefore to the Indemnified Party or (z) such amount for which the Indemnifying Party may be liable with respect to such Third Party Claim by reason of the provisions hereof.

            (iii)  If the Indemnifying Party shall object to any Claim pursuant to this Agreement, the Indemnifying Party shall give written notice of such objection to the Indemnified Party within twenty (20) days after the date of the Claim Notice is given to the Indemnifying Party (the "Notice Date"). If the Indemnifying Party does not give notice of an objection within twenty (20) days after the Notice Date, or shall have agreed within such twenty (20) day period that such Claim should be paid, the Indemnifying Party shall, promptly cause to be transferred to the Indemnified Party an amount equal to that set forth in the Notice of (or such lesser amount agreed in writing by the Indemnified Party and the Indemnifying Party).

            (iv)  In case the Indemnifying Party shall object in writing to any claim or claims by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith for thirty (30) days thereafter to agree upon the rights of the respective parties with respect to each of such claims. If the Indemnifying Party and the Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and the Indemnifying Party shall pay to the Indemnified Party such agreed upon amount. If no such agreement can be reached after good faith negotiation, either the Indemnified Party or the Indemnifying Party may, by written notice to the other, demand arbitration of the matter unless the amount of the Damage or loss is at issue in pending litigation with a third party, in which event, arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either event the matter shall be settled by the dispute resolution process set forth in Section 10.3 hereof.

            (v)  Payments by an Indemnified Party of amounts for which such Indemnified Party is indemnified hereunder shall not be a condition precedent to recovery. The Sellers' and TRW's obligation to indemnify the Buyer and QAD, and the Buyer's and QAD's obligation to indemnify the Sellers and TRW, shall not limit any other rights, including rights of contribution, which any party may have under statute or common law.

          (e)    Limitation on Representations and Warranties.    The representations and warranties of each Seller and TRW contained in Article IV and the representations and warranties of the Buyer and QAD contained in Article V shall survive the Closing and shall terminate on the second anniversary of the Effective Time; provided, however, that the (i) representations and warranties set forth in Section 4.11 shall survive until 30 days after expiration of all applicable statutes of limitations. No action can be brought with respect to any breach of any, or any false or misleading representation or warranty on the part of either party under this Agreement, including under the provisions of Section 10.2(a)(i) and 10.2(b)(i), unless a Claim Notice specifying the breach of the representation and warranty, or false or misleading representation and warranty, forming the basis of such Claim has been delivered to the party (or, in the case of any Seller, to Sellers' Agent) alleged to have breached such representation and warranty, or made such false or misleading representation and warranty, prior to the termination date, if any, of such representation and warranty described above. No Claim shall ever be subject to indemnification under this Article unless the aggregate Damages relating to such Claim exceed $50,000 (a "Threshold Claim"). In establishing the existence of a Threshold Claim, all Claims related to the same events, facts or circumstances, or to multiple occurrences of related events, facts or circumstances, shall be aggregated together and considered a single Claim. For all Threshold Claims, there shall be no claim made by an Indemnified Party until the aggregate amount of Damages for all Threshold Claims exceeds $1,000,000; provided, however, that following such time as the aggregate Damages for all Threshold Claims made by an Indemnified Party shall exceed $1,000,000, the Indemnifying Party shall be required to pay only such Damages in excess of the first $1,000,000 thereof. Each party's total aggregate liability to the other under this Agreement shall not exceed U.S. $1,500,000 (in addition to the initial $1,000,000 deductible, such that in such event the aggregate Damages for Threshold Claims for an Indemnified Party will not be greater than $2,500,000). Notwithstanding the foregoing, indemnification liability relating to or arising out of the following matters shall be without regard to any of the foregoing limitations of this Section 10.2(e), and indemnification for such matters shall in no way reduce or limit the availability of such $2,500,000 amount for liability relating to other matters: (i) any falsity, misrepresentation or breach of Section 4.11, Section 6.6 or otherwise relating in any manner to Taxes; (ii) the payments pursuant to Section 3.2(a)(i) regarding payment; (iii) any falsity, misrepresentation or breach of Section 4.33, Section 6.7 or any otherwise relating in any manner to the Lease Deposit; (iv) the $360,000 French Tax assessment described in Schedule 4.11; (v) any falsity, misrepresentation or breach of Section 4.32; (vi) any indemnification pursuant to Section 10.2(b)(vi) regarding Germany; and (vii) any breach of Section 6.4(f); (viii) the amounts to be excluded under Section 2.4; (ix) claims to title regarding all the shares of the Acquired Entities.

          (f)    No Personal Liability.    No individual Representative of any party shall be personally liable for any Damages under the provisions of this Section 10.2 or any other provision of this

  Agreement; provided, however, nothing herein shall relieve any party of any liability to make any payment expressly required to be made by such party pursuant to this Agreement or of any obligation under any Ancillary Agreement.

          (g)    Tax or Insurance Effect of Payments.    The amount of any payments required to be made under this Article X shall be reduced by the amount of any tax or insurance benefit actually received by (including by refund or by reduction of or offset against taxes otherwise payable) the recipient by reason of the payment or incurrence by such recipient of the item for which the indemnity is being sought. Each party shall notify the other of such receipt of any such tax or insurance benefits.

          (h)    Primary Obligations.    The obligations of QAD under this Agreement, including its indemnity obligations hereunder, are direct and primary and are not conditioned upon the Sellers first taking action to compel performance or payment by the Buyer or pursuing or exhausting its remedies against the Buyer. The obligations of TRW under this Agreement, including its indemnity obligation hereunder, are direct and primary and are not conditioned upon the Buyer or the Acquired Entities first taking action to compel performance or payment by any or all Sellers or pursuing or exhausting their remedies against any or all Sellers.

        10.3    Arbitration.    Any and all disputes arising out of or in connection with the negotiation, execution, performance or interpretation of this Agreement shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association by arbitrators familiar with the software industry. The arbitration will be held in Delaware, on consecutive business days. The award rendered shall be final and binding upon the parties. Judgment on any award may be entered in any court having jurisdiction over the parties or their assets. The costs of the arbitration shall be shared equally by the parties. Each party will pay their own attorneys' fees and costs. The arbitration shall be conducted in the English language.

        10.4    Termination and Mutual Release.

          (a)    Termination of Agreements.    All Contracts between and among TRW or any Seller or Acquired Entity or any of their respective Affiliates on the one hand and QAD or the Buyer or any of their respective Affiliates on the other hand, including the QAD Distributor Agreement and the QAD License Agreement, shall terminate and be of no further force or effect upon the Effective Time, with the exception of the Nondisclosure Agreement dated as of June 13, 2002 by and between QAD and TRW (the "NDA"), this Agreement, the Ancillary Agreements, any other agreements entered into pursuant hereto or in connection herewith, any agreement pursuant to which QAD or the Buyer licenses its products or services for internal productive use by TRW Automotive Inc., a Delaware corporation ("TRW Automotive"). No representations and warranties in this Agreement pertain to such terminated Contracts. With respect to the QAD Distributor Agreement and the QAD License Agreement, the parties acknowledge and agree that (i) they have returned, or will return, all software (including all source code and object code) and Proprietary Information in accordance with the post-termination provisions of the QAD Distributor Agreement and the QAD License Agreement, and (ii) all Proprietary Information provided pursuant to or in connection with the QAD Distributor Agreement or the QAD License Agreement, as well as any associated Books and Records, shall be governed by Section 11.10 of this Agreement.

          (b)  The Sellers and TRW on the one hand and the Buyer and QAD on the other hand mutually release and discharge each other and their respective parents, subsidiaries, Affiliates, predecessors, successors and assignees and their respective past and present officers, directors, employees, agents and representatives, and shareholders, from any and all claims (past, present and future), demands, actions and causes of action of any kind or description whatsoever, whether arising out of contract, or otherwise in law or in equity which each party (or their respective

  Affiliates) now has, or has had against the other party (or their respective Affiliates), including acts presently known or unknown, arising out of or in any way concerning any Contract, current or former, by and between any Seller or TRW or their Affiliate(s) on the one hand and the Buyer or QAD or their Affiliate(s) on the other hand, including any accounts receivable, accounts payable or other payments due or accrued, or any claims arising out of or relating to the QAD License Agreement and the QAD Distributor Agreement; provided, however, that such release shall not relate to the NDA, this Agreement, the Ancillary Agreements, any other agreements entered into pursuant hereto or in connection herewith, any agreement pursuant to which QAD or the Buyer licenses its products or services for internal productive use by TRW Automotive.

        The parties understand and agree that this release extends to extinguish all claims of whatever nature, known or unknown, and includes an extinguishment of all rights under Section 1542 of the Civil Code of California (and any similar provision under any applicable Legal Requirements), which provides as follows:

          A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

        Thus, notwithstanding the provisions of Section 1542 (or any similar provision under any applicable Legal Requirement), and for the purpose of implementing a full and complete release and discharge of the claims as set forth above, the parties expressly acknowledge that this Agreement also includes in its effect all such claims that such party does not know or suspect to exist in its favor at the time of execution hereof, and that this Agreement contemplates the extinguishment of any and all such claim(s).

        10.5    Taxes.    Buyer will pay any stamp tax within the relevant statutory time limit related to the transfer, pursuant to this Agreement, of the Shares, the TRW UK Shares, the TRW UK Shares and the Assets and shall provide to Seller a copy of the duly stamped stock transfer form for BDM UK and TRW UK and any relevant stamped form for TRW France for the stock transfer certification and the Assets.

        10.6    Post Closing Approval.    To the extent that Buyer requires any assistance from Sellers in order to formally accept the resignations of directors of the Acquired Entities and appoint new directors, Sellers agree to provide such assistance.

ARTICLE XI

Miscellaneous

        11.1    Termination.    The execution and delivery of this Agreement shall be deemed to occur simultaneously with the Closing, and, accordingly, neither party shall have any right to terminate this Agreement.

        11.2    Assignment.    Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Buyer without the prior written consent of Sellers or by Sellers without the prior written consent of the Buyer; provided, however, that the Buyer shall have the right to assign, or to cause the assignment of, its rights under this Agreement, including the right to acquire the Shares, the TRW UK Shares, the TRW France Shares, the Assets and the Business, to any of its Affiliates (whether pursuant to the Buyer Delivery Schedule or otherwise); provided, further, however, that any such assignment shall not relieve in any manner whatsoever the Buyer or QAD of any of their respective obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall have any right, benefit or obligation hereunder.

        11.3    Notices.    Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered by telecopy or other facsimile (with receipt acknowledged), delivered personally or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date such receipt is acknowledged or refused), as follows:

        If to any Seller, addressed to:

    TRW Systems
    12011 Sunset Hills Road
    Reston, Virginia 20190
    Attn: Marsha Klontz
    Telephone: (703) 345-7070
    Facsimile: (703) 345-7036

        With a copy to:

    TRW Systems
    Stratford Road
    Solihull B90 4ZS
    UK
    Attn: Fred Bullock
    Telephone: +44.121.506.8400
    Facsimile: +44.118.963.7600

        If to the Buyer, addressed to:

    QAD Inc.
    6450 Via Real
    Carpinteria, California 93013
    Attn: Chief Executive Officer
    Telephone: (805) 684-6614
    Facsimile: (805) 565-4210

        With a copy to:

    QAD Europe Limited
    Waterfront Business Park
    Brierley Hill
    West Midlands DY5 1LX
    Attn: Vice President EMEA

        or to such other place and with such other copies as either party may designate as to itself by written notice to the other.

        11.4    Choice of Law.    This agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware, without regard to its principles of conflicts of laws.

        11.5    Entire Agreement; Amendments and Waivers.    This Agreement, together with all exhibits and schedules hereto and the NDA and the Ancillary Agreements, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties. No waiver of any of the provisions of this Agreement, or the NDA, or any Ancillary Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

        11.6    Expenses.    Except as otherwise specified in this Agreement, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such party in preparation for carrying this Agreement into effect.

        11.7    Invalidity.    In the event that any one or more of the provisions contained in this Agreement or in an Ancillary Agreement or other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such provision or provisions shall be judicially reformed consistent with the parties' intentions so as to be valid, legal and enforceable to the maximum extent possible and such invalidity, illegality or unenforceability shall not effect any other provision of this Agreement or any other such instrument.

        11.8    Titles.    The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

        11.9    Publicity.    Unless otherwise required by law, no party shall issue any press release or make any public statement regarding the transactions contemplated hereby, without the prior approval of the other party. QAD agrees to release the press release in the form attached hereto as Exhibit I at a mutually agreed time as soon as reasonably practicable following the Closing. If it is determined that any press release or public statement regarding the transactions contemplated hereby is required by law, the party required to make such disclosure will (a) notify the other party five (5) days in advance of such disclosure, (b) coordinate with the other party regarding the content of such disclosure, (c) disclose only such information as is required by law to be disclosed and (d) request confidential treatment for such disclosure, as appropriate. Sellers and the Buyer shall consult with each other regarding any mutual press release which the parties believe is necessary or desirable to issue with respect to the transactions contemplated by this Agreement.

        11.10    Confidential Information.

          (a)  Each party will use the other's Proprietary Information (as defined below) solely in furtherance of the parties' mutual objectives under this Agreement and not for any other purpose, and such information will be kept confidential by the receiving party and will not be disclosed to any other person or entity, provided that the receiving party may disclose such information to its employees, but only on a "need-to-know" basis. Without limiting the foregoing, the receiving party will, at a minimum, protect the disclosing party's Proprietary Information in the same manner as it would protect similar information of its own. A receiving party will not use a disclosing party's Proprietary Information in any way detrimental to the disclosing party. A receiving party will be responsible for any breach of this Agreement by it or its employees.

          (b)  For purposes of this Agreement, "Proprietary Information" means this Agreement and its terms, including the Purchase Price, and any information which a disclosing party has disclosed or may disclose to a receiving party relating to the disclosing party's business, including know-how, formulas, processes, ideas, inventions (whether or not patentable), schematics and other technical, business, financial, customer and product development plans, but excluding information which (a) is already in the receiving party's possession, but only if such information is not subject to another confidentiality obligation to the disclosing party, (b) becomes generally available to the public other than as a result of disclosure by the receiving party or its employees, or (c) becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party, but only if such source is not subject to a confidentiality obligation to the disclosing party with respect thereto.

          (c)  Except as expressly provided herein, promptly upon termination of this Agreement, a party will return to the other party all of its Proprietary Information, without retaining any copies or extracts thereof, and will destroy all notes relating thereto; provided, however, that each party may retain a legal or historic archive copy that is segregated from engineering files of the party and is used only to monitor compliance with this Agreement.

        11.11    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        11.12    Joint and Several Obligations.    The obligations of each Seller and TRW under this Agreement and each Ancillary Agreement shall be joint and several, and the obligations of Buyer and QAD under this Agreement and each Ancillary Agreement shall be joint and several.

[Signatures on following page]

        IN WITNESS WHEREOF, the parties hereto have caused this Stock and Asset Purchase Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, in multiple originals, all as of the day and year first above written.

SELLERS:		BUYER:
BDM INTERNATIONAL, INC.		PISTACH EMEA HOLDINGS, B.V.
By:	/s/ MARSHA A. KLONTZ	By:	/s/ ROLAND B. DESILETS

Name:	Marsha A. Klontz	Name:	Roland B. Desilets

Title:	Vice President & Secretary	Title:	Executive VP & General Counsel

TRW INTEGRATED SUPPLY CHAIN SOLUTIONS GMBH (Germany)		QAD:
By:	/s/ F. BULLOCK	QAD INC.

		By:	/s/ ROLAND B. DESILETS
Name:	F. Bullock
		Name:	Roland B. Desilets
Title:	Managing Director
		Title:	Executive VP & General Counsel

TRW INTEGRATED SUPPLY CHAIN SOLUTIONS, INC. (New Jersey)
By:	/s/ MARSHA A. KLONTZ

Name:	Marsha A. Klontz

Title:	Vice President & Secretary

TRW:
TRW INC.
By:	/s/ MARSHA A. KLONTZ

Name:	Marsha A. Klontz

Title:	Assistant Secretary & Assistant General Counsel

LIST OF EXHIBITS

Exhibit A	List of Asset Sellers
Exhibit B	List of Acquired Entities
Exhibit C	Form of Non-Compete Agreement
Exhibit D	Form of Assignment and Assumption Agreement
Exhibit E	Form of Bill of Sale
Exhibit F	Form of Letter of Resignation
Exhibit G	Sellers' Disclosure Schedule
Exhibit H	Form of Assignment, Assumption, Novation and Consent Agreement
Exhibit I	Form of QAD Press Release

LIST OF SCHEDULES

Schedule 1.1(a)	Assumed Contracts
Schedule 1.1(b)	Assumed Liabilities
Schedule 1.1(c)	Permits
Schedule 1.1(d)	Personal Property
Schedule 4.1	Qualifications to do Business
Schedule 4.7	Intellectual Property
Schedule 4.8	Financial Information
Schedule 4.9	Redeployed Employees
Schedule 4.11	Taxes
Schedule 4.14(f)	Other Assets and Properties of Acquired Entities
Schedule 4.15	Major Contracts
Schedule 4.17(a)	Confidentiality Clauses in Employment Contracts (Pt. 1) and Severance Agreements (Pt. 2)
Schedule 4.17(b)	Employees
Schedule 4.18(a)	Employee Benefit Plans of TRW Germany
Schedule 4.18(b)	Employee Benefit Plans of the Acquired Entities
Schedule 4.21	Insurance
Schedule 4.23	Shareholders of Acquired Entities
Schedule 4.25	Executive Offices of Acquired Entities
Schedule 4.27	Accounts Receivable
Schedule 4.30	Bank Accounts
Schedule 4.31	Plan Regarding Intercompany Debt and Liabilities
Schedule 4.32	Working Capital
Schedule 6.4(e)	TRW Ltd. Employees
Schedule 6.4(f)	TRW Germany Employees
Schedule 6.4(h)	Employee Termination Costs
Schedule 7.3	Supplier Agreements of Asset Sellers
Schedule 9.2	Consents
Other Sections in Article IV: Sellers' Disclosure Schedule

EXHIBIT A

LIST OF ASSET SELLERS

        TRW Integrated Supply Chain Solutions GmbH (Germany)

        TRW Integrated Supply Chain Solutions Inc. (New Jersey)

EXHIBIT B

LIST OF ACQUIRED ENTITIES

        BDM Largotim Holdings Limited (United Kingdom)

        Largotim International Holding B.V. (Dutch)

        TRW Integrated Supply Chain Solutions B.V. (Dutch)

        TRW Integrated Supply Chain Solutions SP.zo.o (Poland)

        BDM Largotim Belgian Holding SA (Belgium)

        TRW Integrated Supply Chain Solutions SA (Belgium)

        TRW Integrated Supply Chain Solutions s.l. (Spain)

        TRW Integrated Supply Chain Solutions s.r.l. (Italy)

        TRW Integrated Supply Chain Solutions S.A. (Switzerland)

  TRW Integrated Supply Chain Solutions s.l. Consultadoria e Commercializcao de Software e de Hardware, Ida (Portugal)

        TRW Integrated Supply Chain Solutions Ltd. (United Kingdom)

        Largotim International Holdings (UK) Limited (United Kingdom)

        TRW Integrated Supply Chain Solutions SA (France)

EXHIBIT C

FORM OF NON-COMPETE AGREEMENT

        This NON-COMPETE AGREEMENT (this "Agreement") is made and entered as of November 12, 2002 by and among BDM INTERNATIONAL, INC., a Delaware corporation and its direct and indirect subsidiaries and Affiliates listed on Exhibit A attached hereto (individually, each a Seller and collectively, the "Sellers"), and PISTACH EMEA HOLDINGS, B.V., a Dutch registered trading company ("Pistach"), on the other hand.

        In consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto and hereby agree as follows:

        Capitalized terms used herein and not defined herein shall have their respective meanings as set forth in the Stock and Asset Purchase Agreement of even date herewith (the "Purchase Agreement") by and among Sellers and TRW Inc., an Ohio corporation, on the one hand and Pistach and QAD Inc., a Delaware corporation ("QAD"), on the other hand.

        Section 1.    COVENANT NOT TO COMPETE

        Section 1.1    For purposes of the covenants and restrictions contained in this Section 1, the term "Buyer" shall mean, collectively, Pistach, QAD and each of their respective direct and indirect subsidiaries and Affiliates and their respective successors or assigns.

        Section 1.2    Each Seller agrees that it shall not, and each Seller and TRW shall cause TRW Systems and each TRW Systems Subsidiary (as defined below) not to, directly or indirectly compete with Buyer, for a period of three (3) years from the date hereof, either alone or in conjunction with any other Person, in Europe or any countries or territories therein, without QAD's prior written approval which may be withheld in QAD's sole discretion. For purposes hereof, the term "directly or indirectly compete with Buyer" means (a) the distribution, directly or indirectly, or the receipt of any compensation in connection with the distribution, of products or product lines that have features or functionality similar to Buyer's product lines, or (b) the provision of any services for Buyer's product lines, including, but not limited to, with respect to systems installation and integration services. The term "Buyer's product lines" means (i) any product licensed, sold or distributed by Buyer including, but not limited to, MFG/PRO or (ii) any product licensed, sold or distributed by Sellers or their Affiliates and used directly or indirectly for the QAD related business prior to the completion of the transactions contemplated by the Purchase Agreement and which product, or right to sell or distribute such product, was transferred to Buyer pursuant to the Purchase Agreement, including, without limitation, AIM Warehousing, PROCON configurator, ROCCA, T-Link and mobile business products. This Section 1.2 does not cover any effort in Asia including, without limitation, work that may be performed for European clients in Asia, Singapore and Malaysia that is not for use in Europe.

        Section 1.3    The term "TRW Systems Subsidiary," as used in this Agreement, means any entity owned, directly or indirectly, in whole or in part, by TRW Systems that conducts any business in Europe.

        Section 1.4    TRW and each Seller agree that, without the prior written consent of QAD, for a period of two (2) years from the date hereof, TRW and such Seller shall not (and shall cause their respective Affiliates to not), directly or indirectly:

  (i)
  employ or otherwise engage as an employee, consultant or otherwise, any individual who was an employee or consultant of Buyer (including the Employees) during the previous one (1) year period;

  (ii)
  solicit, induce or recruit any employee or consultant (including the Employees) of Buyer to terminate or curtail their relationship with Buyer;

  (iii)
  attempt to negatively influence any of Buyer's clients or customers from purchasing Buyer's products or services or solicit or influence or attempt to influence any customer, client or other person to direct his or its purchases of products and/or services to any person, firm, corporation, institution or other entity in competition with the business of Buyer; or

  (iv)
  disclose (unless compelled by judicial or administrative process) or use any confidential or secret information relating to the Buyer or any of its respective clients or customers.

        Section 1.5    It is the intention of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such laws or policies) of any provisions of this Agreement shall not render unenforceable, or impair, the remainder of the provisions of this Agreement. Accordingly, if any provision of this Agreement shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

        Section 1.6    TRW and Sellers acknowledge and agree that Buyer would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by Sellers or TRW could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Buyer may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

        Section 1.7    Each party acknowledges that the foregoing restrictive covenants in this Agreement are essential elements of the agreement of the parties to enter into the Purchase Agreement and the Ancillary Agreements referred to therein (collectively, the "Other Agreements") and that, but for the agreement of TRW and each Seller to comply with those covenants, Pistach would not have agreed to enter into the Other Agreements. The covenants by each Seller herein shall be construed as agreements independent of any other provision in the Other Agreements.

        Section 1.8    If any portion of the restrictive covenants set forth in this Agreement is held to be unreasonable, arbitrary, or against public policy, then that portion of those covenants shall be considered divisible as to time and geographical area. If in any arbitration it is determined that the specified time period or the specified geographical area of application in any covenant is unreasonable, arbitrary, or against public policy, then a lesser time period, geographical area, or both, that is determined to be reasonable, non-arbitrary, and not against public policy may be enforced against TRW and each Seller. The parties hereto agree and acknowledge that they are familiar with the operations of Buyer and each Seller in Europe and believe that the restrictive covenants set forth in this Agreement are reasonable with respect to their subject matter, duration, and geographical application.

        Section 1.9    The covenants and restrictions contained in Section 1.2 of this Agreement shall be binding upon TRW and all Sellers and their respective successors and assigns (the "Seller Successors") except any Seller Successor resulting from a negotiated, arm's length merger between (a) such Seller or its Affiliates and (b) a bona-fide thirty party (the "Third Party") which Third Party prior to such transaction (i) was not a subsidiary or Affiliate of such Seller and (ii) was engaged in a business deemed to be competitive pursuant to Section 1.2 of this Agreement. The covenants and restrictions contained in Section 1.3 of this Agreement shall be binding upon all Seller Successors without exception.

        Section 2.    NOTICES

        All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

        If to any Seller, addressed to:

    TRW Systems
    12011 Sunset Hills Road
    Reston, Virginia 20190
    Attn: Marsha Klontz

        With a copy to:

    TRW Systems
    Stratford Road
    Solihull B90 4ZS
    UK
    Attn: Fred Bullock
    Telephone: +44.121.506.8400
    Facsimile: +44.118.963.7600

        If to Pistach, addressed to:

    QAD Inc.
    6450 Via Real
    Carpinteria, CA 93013
    Attn: Chief Executive Officer
    Telephone: (805) 684-6614
    Facsimile: (805) 565-4210

        With a copy to:

    QAD Europe Limited
    Waterfront Business Park
    Brierley Hill
    West Midlands DY5 1LX
    Attn: Vice President EMEA

        All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

        Section 3.    INTERPRETATION

        This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its principles of conflicts of laws.

        Section 4.    ENTIRE AGREEMENT; MODIFICATION

        This Agreement, together with all exhibits hereto, and the Other Agreements, together with all exhibits thereto, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless execute in writing by the parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

        Section 5.    HEADINGS

        Sections and other headings contained in this Agreement are inserted for convenience of reference only and are not intended to be a part of to affect the meaning or interpretation of the this Agreement.

        Section 6.    TERMINATION

        This Agreement may be terminated only by the written mutual agreement of QAD, Pistach and Sellers.

        Section 7.    ARBITRATION

        Any and all disputes arising out of or in connection with the negotiation, execution, or interpretation of this Agreement shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association by arbitrators familiar with the software industry. The arbitration will be held in the City of Wilmington, Delaware, on consecutive business days. The award rendered shall be final and binding upon the parties. Judgment on any award may be entered in any court having jurisdiction over the parties or their assets. The costs of the arbitration shall be shared equally by the parties. Each party will pay their own attorneys' fees and costs. The arbitration shall be conducted in the English language.

        Section 8.    CONSIDERATION

        In consideration for the covenants set forth herein, upon the effectiveness of this Agreement Pistach shall pay to the Sellers, by check or wire transfer to the account of Sellers in accordance with Section 3.2(a)(i) of the Agreement, the amount of One Million U.S. Dollars (U.S.$1,000,000).

[Signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, in multiple originals, all as of the day and year first above written.

SELLERS:		PISTACH:
BDM INTERNATIONAL, INC.		PISTACH EMEA HOLDINGS, B.V.
By:	/s/ MARSHA A. KLONTZ	By:	/s/ ROLAND B. DESILETS
Name:	Marsha A. Klontz	Name:	Roland B. Desilets
Title:	Vice President & Secretary	Title:	Executive VP & General Counsel
TRW INTEGRATED SUPPLY CHAIN SOLUTIONS GMBH
By:	/s/ F. BULLOCK
Name:	F. Bullock
Title:	Managing Director
TRW:
TRW INTEGRATED SUPPLY CHAIN SOLUTIONS INC.		TRW INC.
By:	/s/ MARSHA A. KLONTZ	By:	/s/ MARSHA A. KLONTZ
Name:	Marsha A. Klontz	Name:	Marsha A. Klontz
Title:	Vice President & Secretary	Title:	Assistant Secretary and Assistant General Counsel

EXHIBIT A TO NON-COMPETE AGREEMENT

LIST OF SELLERS

        TRW Integrated Supply Chain Solutions GmbH (Germany)

        TRW Integrated Supply Chain Solutions, Inc. (New Jersey)

QuickLinks

STOCK AND ASSET PURCHASE AGREEMENT BY AND AMONG BDM INTERNATIONAL, INC., TRW INTEGRATED SUPPLY CHAIN SOLUTIONS GMBH, TRW INTEGRATED SUPPLY CHAIN SOLUTIONS, INC. AND TRW INC. ON THE ONE HAND AND PISTACH EMEA HOLDINGS, B.V. AND QAD INC. ON THE OTHER HAND Dated as of November 12, 2002
EXHIBIT C
EXHIBIT A TO NON-COMPETE AGREEMENT